Belk



FY 2008 Annual Report

Belk, Inc.
Directors And Officers

Directors

Thomas M. Belk, Jr.
Chairman and
Chief Executive Officer

H. W. McKay Belk
President and
Chief Merchandising Officer

John R. Belk
President and
Chief Operating Officer

J. Kirk Glenn, Jr.
Retired Chairman
and Manager
Quality Oil Company

John A. Kuhne
Private Investor

Elizabeth Valk Long
Retired
Executive Vice President
Time, Inc.

Thomas C. Nelson
Chairman and
Chief Executive Officer
National Gypsum Company

John R. Thompson
Senior Vice President and
General Manager
BestBuy.com

John L. Townsend, III
Retired Managing Director
and General Partner
Goldman Sachs & Co.

Honorary Director

Sarah Belk Gambrell

Executive Officers

Thomas M. Belk, Jr.
Chairman and
Chief Executive Officer

H. W. McKay Belk
President and
Chief Merchandising Officer

John R. Belk
President and
Chief Operating Officer

Kathryn Bufano
President, Merchandising
and Marketing

Ralph A. Pitts
Executive Vice President,
General Counsel and
Secretary

Brian T. Marley
Executive Vice President and
Chief Financial Officer

Adam M. Orvos
Senior Vice President of
Finance and Controller

Belk

2801 West Tyvola Road
Charlotte, North Carolina 28217

April 24, 2008

Dear Fellow Stockholders:

Fiscal year 2008 was a challenging one for our Company. Faced with a major slowdown in consumer spending in the second half of the year as we re-branded Parisian and expanded our new fine jewelry business, we were forced to take increased markdowns to drive business while shouldering increased administrative expense. All of this contributed to disappointing results and reduced profitability. Fortunately, we enter fiscal year 2009 with a solid balance sheet that gives us the ability to continue to work on many key initiatives aimed at strengthening the Company and positioning us for future success. Prior to last year, we had experienced sustained growth and profitability over a five year period, and we are committed to working hard to regain that momentum.

Financial Highlights

Highlights of our fiscal 2008 financial results include:

- Total sales increased 3.8% to $3.82 billion for the 52 weeks versus the prior-year 53-week period. Comparable store sales decreased 1.1% on a 52-week versus 52-week basis.
- Net income was $95.7 million compared to $181.8 million in fiscal year 2007. Net income excluding non-comparable items was $101.6 million versus $174.4 million in the prior year. A detailed reconciliation of net income to net income excluding non-comparable items is included on page 4 of this annual report.
- The Board of Directors declared a regular dividend of $.40 per share for the year and authorized a stock repurchase at a price of $25.60 per share.

Integration of Parisian Stores and Fine Jewelry Business

We made good progress in integrating Parisian and successfully disposed of or closed a number of the stores while expanding and remodeling others. In September 2007, we celebrated the grand reopening of 25 Parisian stores and welcomed to our team a number of talented associates who will bring to Belk some of the best ideas of Parisian. We expect to complete the Parisian integration in the fourth quarter of this fiscal year. Fiscal year 2008 also marked the expanded rollout of our new "Belk and Co. Fine Jewelers" business which we now have in 145 Belk stores. The addition of our own fine jewelry business provides an excellent complement to our fashion accessories assortments.

New Stores and Store Expansions

We continued to expand during the past fiscal year by opening 11 new stores and completing the expansions and re-modelings of 13 existing stores, adding 1.1 million square feet of selling space. Today, Belk operates 307 stores in 16 states with a combined total size of approximately 24 million square feet of selling space. As we look forward, we plan to continue to expand while taking a cautious approach during this period of economic headwinds. During fiscal year 2009, we plan to open an additional eight new stores and expand and renovate six existing stores adding a total of 628,500 square feet of selling space.

Merchandising and Customer Focus

We strive to be our customers' department store of choice by consistently delivering the convenience, fashion, value, quality and service they expect and deserve. Last year, we continued our focus on differentiating Belk by offering compelling seasonal fashion assortments and in-store shopping experiences that meet the various lifestyle needs and preferences of our customers. We conducted customer research and store shopping surveys in order to better understand the wants and needs of our core customers and measure satisfaction with the level and quality of the service we provide. Belk saw substantial improvements in scores for each of the three key drivers of customer satisfaction — availability of assistance, courtesy and friendliness of the associate, and speed of checkout.

In fiscal year 2008, we launched exciting new lines of private brand merchandise exclusively for Belk customers, including Madison, Red Camel for Juniors, WH Belk, Pro Tour and Mary Jane's Farm. Belk private brand sales increased over 25% from the prior year, and private brands accounted for 20% total Belk sales. We view the building of strong proprietary brands as a key growth opportunity for the Company and plan to launch several new brands and brand extensions during fiscal year 2009.

Belk Associates and Community Involvement

The greatest asset of any business is its people, and I believe that we have the finest group of associates in our industry. We are fortunate to have more than 26,000 dedicated associates in the stores, divisions, distribution centers and corporate office who strive every day to serve our customers and provide them with the best possible shopping experience. As we focus on meeting the needs of our customers, we are also continuing to work hard on increasing the diversity of our management and associate teams and creating awareness of the rapidly changing cultural and ethnic diversity in Belk markets.

Our Company and associates continued to demonstrate a strong commitment to community service and philanthropy last year. Associates from throughout the company donated generously of their time, talent and money to numerous charitable organizations and causes generating tremendous goodwill for our Company. Additionally, we held numerous fundraising events in the stores and corporate offices, including charity days to benefit hundreds of community nonprofit organizations throughout our 16-state market area and specific events for the United Way and The Susan G. Komen for the Cure organization. Together, the Company and The Belk Foundation awarded grants totaling more than $3.1 million to deserving educational, religious and charitable organizations.

Building for the Future

As a management team, we remain committed to producing the best possible results for our stockholders over the long term. For nearly 120 years, Belk has been devoted to meeting the needs of our customers by consistently providing the latest styles and the most wanted brands and assortments of quality merchandise, along with a satisfying shopping experience characterized by convenience, excellent service and outstanding value.

On behalf of my brothers McKay and Johnny and the other members of our management team, I want to thank our Board of Directors for their support and leadership and all of our associates for their dedication during a difficult year. I also want thank you, our stockholders, for your continued support. While we know that there are still many challenges ahead, we believe the future is bright for Belk, and we will continue to work hard to achieve the best possible results.

Sincerely,

Thomas M. Belk, Jr.

Thomas M. Belk, Jr.
Chairman of the Board and
Chief Executive Officer

BUSINESS OF THE COMPANY

Business Overview

Belk, Inc., together with its subsidiaries (collectively, the "Company" or "Belk"), is the largest privately owned department store business in the United States, with total revenues of approximately $3.82 billion for the fiscal year ended February 2, 2008. The Company and its predecessors have been successfully operating department stores since 1888 by seeking to provide superior service and merchandise that meets customers' needs for fashion, value and quality.

As of the end of fiscal year 2008, the Company operated 303 retail department stores in 16 states, primarily in the southern United States. Belk stores seek to provide customers the convenience of one-stop shopping, with an appealing merchandise mix and extensive offerings of brands, styles, assortments and sizes. Belk stores sell top national brands of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, house wares, fine jewelry, gifts and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections. Larger Belk stores may include hair salons, spas, restaurants, optical centers and other amenities.

Although the Company operates 94 stores that exceed 100,000 square feet in size, the majority of Belk stores range in size from 60,000 to 90,000 square feet. Most of the Belk stores are anchor tenants in major regional malls or in open-air shopping centers in medium and smaller markets. In addition to department stores, the Company operates one store that sells limited selections of cosmetics, hosiery and accessories for women under the "Belk Express" store name. In the aggregate, the Belk stores occupy approximately 23.9 million square feet of selling space.

Management of the Belk stores is organized into four regional operating divisions, with each unit headed by a division chairman and a director of stores. Each division supervises a number of stores and maintains an administrative office in the markets served by the division. Division offices execute centralized initiatives at the individual stores, and their primary activities relate to providing management and support for the personnel, operations and maintenance of the Belk stores in their regions. These divisions are not considered segments for reporting purposes.

Belk Stores Services, Inc., a subsidiary of Belk, Inc., and its subsidiary Belk Administration Company, along with Belk International, Inc., a subsidiary of Belk, Inc., and its subsidiary, Belk Merchandising Company, LLC (collectively "BSS"), coordinate the operations of Belk stores on a company-wide basis. BSS provides a wide range of services to the Belk division offices and stores, such as merchandising, marketing, merchandise planning and allocation, advertising and sales promotion, information systems, human resources, public relations, accounting, real estate and store planning, credit, legal, tax, distribution and purchasing.

Business Strategy

Belk seeks to maximize its sales opportunities by providing quality merchandise assortments of fashion goods that differentiate its stores from competitors. The Company's merchants and buyers monitor fashion merchandising trends, shop domestic and international markets and leverage relationships with key vendors in order to provide the latest seasonal assortments of most-wanted styles and brands of merchandise. Through merchandise planning and allocation, the Company tailors its assortments to meet the particular needs of customers in each market. The Company conducts customer research and participates in market studies on an ongoing basis in order to obtain information and feedback from customers that will enable it to better understand their merchandise needs and service preferences.

The Company's marketing and sales promotion strategy seeks to attract customers to shop at Belk by keeping them informed of the latest fashion trends, merchandise offerings and sales promotions through a combination of advertising media, including direct mail, circulars, broadcast and in-store special events. Belk uses its proprietary database to communicate directly to key customer constituencies with special offers designed to appeal to these specific audiences. The sales promotions are designed to promote attractive merchandise brands and styles at compelling price values with adequate inventories planned and allocated to ensure that stores will be in stock on featured merchandise.

Belk strives to attract and retain talented, well-qualified associates who provide a high level of friendly, personal service to enhance the customer's shopping experience. Belk associates are trained to be knowledgeable about the merchandise they sell, approach customers promptly, help when needed and provide quick checkout. The Company desires to be an inclusive company that embraces diversity among its associates, customers and vendors. The Company has in place a number of initiatives aimed at increasing the diversity of its management and associate teams and creating awareness of cultural and ethnic diversity in Belk markets.

Belk also makes investments each year in information technology and process improvement in order to build and strengthen its business infrastructure. Its various information systems and Six Sigma process improvement initiatives are designed to improve the overall efficiency and effectiveness of the organization in order to improve operating performance and financial results.

Growth Strategy

The Company intends to continue to open new stores selectively in new and existing markets in order to increase sales, market share and customer loyalty. Management believes that significant opportunities for growth exist in Belk markets where the Belk name and reputation are well known and in contiguous markets where Belk can distinguish its stores from the competition. Although the Company will continue to take advantage of prudent opportunities to expand into large markets, the Company will focus its expansion on medium-sized markets and suburban communities surrounding larger metropolitan markets with store units in the 60,000 to 120,000 square-foot size range. During fiscal year 2007, the Company acquired 40 Parisian department stores from Saks Incorporated ("Saks") and subsequently sold four of the acquired stores. In fiscal year 2008, the Company completed the disposition of 11 additional Parisian stores and during the third quarter re-branded the remaining 25 Parisian stores as Belk. The Parisian store integration is expected to be complete by the fourth quarter of fiscal year 2009. The Company also opened 11 new stores during fiscal year 2008 with a combined selling space of approximately 939,500 square feet and completed expansions of 13 existing stores.

Net Income Excluding Non-Comparable Items

To provide clarity in measuring Belk's financial performance, Belk supplements the reporting of its consolidated financial information under generally accepted accounting principles (GAAP) with the non-GAAP financial measure of "net income excluding non-comparable items." Belk believes that "net income excluding non-comparable items" is a financial measure that emphasizes the company's core ongoing operations and enables investors to focus on period-over-period operating performance. It is among the primary indicators Belk uses in planning and operating the business and forecasting future periods, and Belk believes this measure is an important indicator of recurring operations because it excludes items that may not be indicative of or are unrelated to core operating results. Belk also excludes such items in connection with evaluating company performance in connection with its incentive compensation plans. In addition, this measure provides a better baseline for modeling future earnings expectations and makes it easier to compare Belk's results with other companies that operate in the same industry. Net income is the most directly comparable GAAP measure. The non-GAAP measure of "net income excluding non-comparable items" should not be considered in isolation or as a substitute for GAAP net income. A detailed reconciliation of GAAP net income to net income excluding non-comparable items is set forth in the table below:

BELK, INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME AND
NET INCOME EXCLUDING NON-COMPARABLE ITEMS
(unaudited)

	Fiscal Year Ended	
	February 2, 2008	February 3, 2007
	(millions)	
Net income	$ 95.7	$181.8
Gain on sale of property and equipment, net of income tax	(2.3)	(6.7)
Asset impairment and store closing costs, net of income tax	7.4	2.4
Pension curtailment charges, net of income tax	—	.4
(Gain) loss on sale of investments, net of income tax	.8	(3.5)
Net income excluding non-comparable items	$101.6	$174.4

Where You Can Find More Information

The Company makes available free of charge through its website, www.belk.com, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after the Company files such material with, or furnishes it to, the U.S. Securities and Exchange Commission ("SEC").

BELK, INC.

FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

The following selected financial data are derived from the consolidated financial statements of the Company.

	Fiscal Year Ended				
	February 2, 2008	February 3, 2007	January 28, 2006	January 29, 2005	January 31, 2004
	(Dollars in thousands, except per share amounts)				
SELECTED STATEMENT OF INCOME DATA:					
Revenues	$3,824,803	$3,684,769	$2,968,777	$2,446,832	$2,264,907
Cost of goods sold	2,636,888	2,451,171	1,977,385	1,618,639	1,506,905
Depreciation and amortization expense	159,945	142,618	113,945	101,255	91,007
Operating income	198,117	323,719	258,501	226,341	213,365
Income before income taxes	138,644	279,050	213,555	194,276	170,647
Net income	95,740	181,850	136,903	124,076	111,547
Basic and diluted income per share:					
From continuing operations	1.92	3.59	2.65	2.40	2.11
Net income	1.92	3.59	2.65	2.40	2.11
Cash dividends per share	0.400	0.350	0.315	0.475	0.275
SELECTED BALANCE SHEET DATA:					
Accounts receivable, net(1)	65,987	61,434	43,867	324,917	317,025
Merchandise inventory	932,777	931,870	703,609	527,860	496,242
Working capital	750,547	679,822	649,711	787,390	698,059
Total assets	2,854,523	2,848,615	2,437,171	1,859,085	1,730,263
Long-term debt and capital lease obligations	722,141	734,342	590,901	301,419	308,488
Stockholders' equity	1,388,726	1,326,022	1,194,827	1,066,616	975,371
SELECTED OPERATING DATA:					
Number of stores at end of period	303	315	276	226	221
Comparable store net revenue increase (decrease) (on a 52 versus 52 week basis)	(1.1)%	4.5%	1.2%	4.2%	(0.5)%

(1) In fiscal year 2006, the Company sold its proprietary credit card business to GE. This transaction caused a significant reduction in accounts receivable.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Belk is the largest privately owned department store business in the United States. The Company and its predecessors have been successfully operating department stores since 1888 by seeking to provide superior service and merchandise that meets customers' needs for fashion, value and quality.

The Company's fiscal year ends on the Saturday closest to each January 31. All references to fiscal years are as follows:

Fiscal Year	Ended	Weeks
2008	February 2, 2008	52
2007	February 3, 2007	53
2006	January 28, 2006	52
2005	January 29, 2005	52

The Company's total revenues increased 3.8% in fiscal year 2008 to a record $3.82 billion. Comparable store sales decreased 1.1%. Operating income decreased to $198.1 million in fiscal year 2008 compared to $323.7 million in fiscal year 2007. Net income decreased to $95.7 million or $1.92 per basic and diluted share in fiscal year 2008 from net income of $181.9 million or $3.59 per basic and diluted share in fiscal year 2007. The decline in net income was due primarily to a decrease in gross margin in the second half of the year resulting from accelerated markdowns taken in response to the weakened economic environment, plus increased selling, general and administrative ("SG&A") expenses associated primarily with the acquisition of stores.

As of the end of fiscal year 2008, the Company operated 303 retail department stores in 16 states, primarily in the southern United States. Belk stores seek to provide customers the convenience of one-stop shopping, with an appealing merchandise mix and extensive offerings of brands, styles, assortments and sizes. Belk stores sell top national brands of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, house wares, fine jewelry, gifts and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections. Larger Belk stores may include hair salons, spas, restaurants, optical centers and other amenities.

The Company's mission is to be the leading department store in its markets by selling merchandise to customers that meets their needs for fashion, selection, value, quality and service. To achieve this mission, the Company's business strategy includes six key elements: (1) a target customer focus; (2) focused merchandise assortments; (3) compelling sales promotions; (4) distinctive customer service; (5) a winning store and market strategy; and (6) an emphasis on productivity and efficiency.

The Company operates retail department stores in the highly competitive retail apparel industry. Management believes that the principal competitive factors for retail department store operations include merchandise selection, quality, value, customer service and convenience. The Company believes its stores are strong competitors in all of these areas. The Company's primary competitors are traditional department stores, mass merchandisers, national apparel chains, individual specialty apparel stores and direct merchant firms, including J.C. Penney Company, Inc., Dillard's, Inc., Kohl's Corporation, Macy's, Inc., Sears Holding Corporation, Target Corporation and Wal-Mart Stores, Inc.

Management believes that significant opportunities for growth exist in Belk markets where the Belk name and reputation are well known and in contiguous markets where Belk can distinguish its stores from the competition. Although the Company will continue to take advantage of prudent opportunities to expand into large markets, the Company will focus its expansion on medium-sized markets and suburban communities surrounding larger metropolitan markets with store units in the 60,000 to 120,000 square-foot size range. One of the more significant challenges currently facing the Company's management team is to continue to identify new Belk markets and to effectively increase the Company's net store selling square footage. In fiscal year 2008, the Company decreased net store selling square footage by 0.6 million square feet, or 2.3%, primarily due to the disposition of some of the acquired Parisian stores, partially offset by new store construction. In fiscal year 2009, the Company plans to increase its net store selling square footage by 0.4 million square feet, or 1.8%, primarily due to new store construction and expansions offset by store closures.

eCommerce

The Company is intending to expand and strengthen its presence as a multi-channel retailer by beginning an expanded eCommerce initiative in fiscal year 2008 aimed at the development and launch of a substantially updated and redesigned website that will enhance customers' online shopping capabilities, offer expanded merchandise assortments and enable customers to access a broader range of Company information online, including current sales promotions, special events and corporate information.

Parisian Acquisition

Effective October 2, 2006, the Company completed the acquisition of all of the capital stock of the corporations that operated 40 Parisian stores, the Parisian corporate headquarters, and a distribution center ("Parisian Acquisition" or "Parisian") from Saks for a purchase price of $314.7 million. The primary reason for the purchase was to support the Company's strategic expansion objectives and to better position the Company in strategic markets, including Alabama and Georgia. The results of the acquired operations have been included in the consolidated financial statements from the date of acquisition. Parisian department stores were located in nine states throughout the Southeast and Midwest.

Effective October 30, 2006, the Company sold certain assets and lease rights related to four of the Parisian stores for $25.7 million. In fiscal year 2008, the Company completed the disposition of 11 additional Parisian stores and during the third quarter re-branded the remaining 25 Parisian stores as Belk.

Migerobe Acquisition

Effective July 30, 2006, the Company completed the acquisition of the assets of Migerobe, Inc. ("Migerobe"), a company that leased fine jewelry departments in 35 Belk stores, for a purchase price of $19.1 million. The results of the Migerobe operations have been included in the consolidated financial statements from the date of acquisition.

In the first quarter of fiscal year 2008, the Company opened 120 fine jewelry shops in its stores under the new "Belk and Co. Fine Jewelers" name. The shops replaced the Company's former leased fine jewelry operations and offered expanded assortments of high quality diamond jewelry, rubies, emeralds and other fine gemstones, and top brands of fine watches and jewelry. The Company began operating Belk and Co. Fine Jewelers shops in 20 former Parisian stores in the third quarter of fiscal year 2008, and by the end of the fiscal year, the number of shops totaled 145.

Proffitt's and McRae's Acquisition

Effective on July 3, 2005, the Company completed the acquisition of 22 Proffitt's stores and 25 McRae's stores from Saks pursuant to an Asset Purchase Agreement dated April 29, 2005 for a purchase price of approximately $622.3 million. The primary reason for the purchase was to support the Company's strategic expansion objectives and to better position the Company in strategic markets, including Alabama, Tennessee, and Mississippi. The results of the Proffitt's and McRae's stores have been included in the consolidated financial statements from the date of acquisition. Proffitt's and McRae's were regional department stores located in 11 of the Southeastern states where the Company's stores operate. During fiscal year 2007, the Company completed the re-branding of the stores to Belk.

Sale of Credit Card Portfolio

On January 28, 2006, GE purchased the Company's private label credit card accounts and related customer accounts receivable for $321.3 million. Approximately $125.0 million of the proceeds from the transaction were used to reduce debt, which had been secured by the customer accounts receivable. The Company recognized a gain of $3.1 million in connection with the sale of the credit card portfolio in fiscal year 2006.

In a separate but related transaction, GE purchased customer credit card accounts and related accounts receivable from HSBC, from which the Company had purchased the rights to as part of the acquisition of the 47

Proffitt's and McRae's stores (the "PM Credit Card Portfolio"). The Company recorded an intangible asset of $9.3 million in fiscal year 2006 representing the amount paid by the Company to HSBC to permit the sale of the PM Credit Card Portfolio to GE.

In connection with the fiscal year 2006 sale of the Company's credit card portfolio and GE's purchase of the PM Credit Card Portfolio, Belk and GE entered into a 10-year credit card Program Agreement. This Program Agreement sets forth among other things the terms and conditions under which GE will issue credit cards to Belk's customers. The Company will be paid a percentage of net credit sales, as defined by the Program Agreement, for future credit card sales. Under the terms of the Program Agreement, Belk is required to perform certain duties, including receiving and remitting in-store payments on behalf of GE. Belk will receive fees for these activities. Amounts earned under the Program Agreement are recorded as a reduction of SG&A expenses. The $9.3 million intangible asset is being amortized over the 10-year term of the Program Agreement and is recorded in SG&A expenses.

In connection with the Company's fiscal year 2007 acquisition of Parisian, GE purchased customer credit card accounts and related accounts receivable from HSBC. The Company recorded an intangible asset of $2.2 million and goodwill of $9.8 million representing the premium paid by the Company to HSBC in order to permit the transaction with GE. The intangible asset is being amortized over the 9-year remaining term of the Program Agreement and is recorded in SG&A expenses.

Hurricane Katrina

The Company operated 20 stores in the areas that were affected by Hurricane Katrina in fiscal year 2006. Operations were interrupted at 13 store locations, with the most significant physical damage at the Company's Biloxi, Mississippi location. The Company maintains insurance coverage for windstorm, property, flood damage and business interruption, and has received insurance proceeds to cover losses due to the hurricane.

For fiscal year 2007, insurance recoveries of $10.7 million for Hurricane Katrina losses were received. Of this amount, $8.2 million has been recorded as a gain on sale of property and equipment, $0.7 million related to the business interruption coverage has been recorded as a reduction to cost of goods sold, and $1.7 million was payment for expense recoveries recognized in fiscal year 2006. The $8.2 million insurance recovery is included within net cash used by investing activities and the remainder of the recoveries is included within net cash provided by operating activities in the consolidated statement of cash flows.

For fiscal year 2006, the Company recorded $1.0 million of expenses related to the impact of Hurricane Katrina, consisting of expenses incurred of $4.8 million, netted against insurance proceeds of $3.8 million. The $1.0 million of expenses related to the impact of Hurricane Katrina is reflected as hurricane losses within the consolidated statements of income. The Company received $1.2 million related to business interruption coverage which was recorded partially as a reduction to cost of goods sold and partially as an expense reduction. In addition, the Company recognized $3.9 million of insurance proceeds as reimbursement for damaged merchandise with a book value of $3.6 million and $9.8 million of insurance proceeds in connection with the write-off of fixed assets with a net book value of $5.0 million.

VISA Settlement

The Company was a member of the plaintiffs' class in the Visa Check/MasterMoney Antitrust Litigation (the "VISA Settlement"), a class action lawsuit in which the class consisted of all businesses and organizations in the United States that accepted Visa and MasterCard debit and credit cards for payment at any time during the period from October 25, 1992 to June 21, 2003. The class plaintiffs claimed that, through their "Honor All Cards" policies, Visa and MasterCard forced merchants to accept Visa and MasterCard signature debit card transactions at super competitive prices. In April 2003, Visa and MasterCard settled with the plaintiffs' class by agreeing to pay $3.05 billion over time into a settlement fund. During the third quarter of fiscal year 2006, the Company received notice that its portion of the VISA Settlement was calculated to be approximately $1.7 million. The Company recorded this amount as a reduction to SG&A expenses during fiscal year 2006. During the second quarter of fiscal year 2007, the Company received $1.7 million for the VISA settlement.

Results of Operations

The following table sets forth, for the periods indicated, the percentage relationship to revenues of certain items in the Company's consolidated statements of income and other pertinent financial and operating data.

	Fiscal Year Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
SELECTED FINANCIAL DATA			
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	68.9	66.5	66.6
Selling, general and administrative expenses	25.7	24.9	24.5
Gain on sale of property and equipment	0.1	0.3	0.2
Asset impairment and store closing costs	0.3	0.1	0.1
Pension curtailment charges	—	—	0.3
Restructuring charges	—	—	(0.1)
Operating income	5.2	8.8	8.7
Interest expense	1.7	1.6	1.7
Interest income	0.2	0.2	0.1
Gain (loss) on sale of investments	—	0.1	0.1
Income tax expense	1.1	2.6	2.6
Net income	2.5	4.9	4.6
SELECTED OPERATING DATA:			
Selling square footage (in thousands)	23,937	24,498	20,400
Store revenues per selling sq. ft.	$ 160	$ 158	$ 168
Comparable store net revenue increase (decrease) (on a 52 versus 52 week basis)	(1.1)%	4.5%	1.2%
Number of stores			
Opened	11	10	12
Purchased	—	37	47
Combined Stores	(4)	—	—
Closed	(19)	(8)	(9)
Total — end of period	303	315	276

The following table gives information regarding the percentage of revenues contributed by each merchandise area for each of the last three fiscal years. There were no material changes between fiscal years, as reflected in the table below.

Merchandise Areas	Fiscal Year 2008	Fiscal Year 2007	Fiscal Year 2006
Women's	37%	37%	36%
Cosmetics, Shoes and Accessories	30%	29%	29%
Men's	17%	17%	17%
Home	10%	11%	12%
Children's	6%	6%	6%
Total	100%	100%	100%

Comparison of Fiscal Years Ended February 2, 2008 and February 3, 2007

Revenues. In fiscal year 2008, the Company's revenues increased 3.8%, or $0.1 billion, to $3.825 billion from $3.685 billion in fiscal year 2007. The increase is primarily attributable to revenues associated with the Parisian Acquisition of $191.7 million and revenues from other new stores of $87.0 million. These increases were partially offset by a decrease in revenues of $45.8 million from closed stores and a 1.1% decrease in revenues from comparable stores.

Cost of Goods Sold. Cost of goods sold was $2.637 billion, or 68.9% of revenues in fiscal year 2008 compared to $2.451 billion, or 66.5% of revenues in fiscal year 2007. The increase in cost of goods sold as a percentage of revenues for fiscal year 2008 is due primarily to accelerated markdowns in the second half of fiscal year 2008 in response to a declining sales environment resulting from consumer uncertainty about the economy, increased markdowns due to higher levels of clearance merchandise related to the Parisian transition and to maintain proper levels of inventories. In addition, there was an increase of 0.37% as a percentage of revenues in occupancy costs as a percentage of revenues due to higher occupancy costs in the acquired store locations.

Selling, General and Administrative Expenses. SG&A expenses were $982.4 million, or 25.7% of revenues in fiscal year 2008, compared to $915.8 million, or 24.9% of revenues in fiscal year 2007. The increase in SG&A expenses of $66.6 million was primarily due to the increase in selling-related costs principally as a result of the Parisian Acquisition offset by reduced performance based compensation and lower one-time acquisition-related expenses. The increase in SG&A expenses as a percentage of revenues was primarily due to the following:

- Selling-related expenses (primarily consisting of payroll and advertising expenses) increased as a percentage of revenues by 1.31%, or $73.0 million, primarily due to increased costs associated with the Parisian Acquisition coupled with decreasing overall comparable store sales.
- Acquisition-related expenses decreased as a percentage of revenues by 0.26%, or $9.1 million, due to the fiscal year 2007 Parisian Acquisition initial integration costs.
- Performance based compensation decreased as a percentage of revenues by 0.59%, or $21.5 million, due to lower than expected operating performance.

Gain on sale of property and equipment. Gain on sale of property and equipment was $3.4 million, or 0.1% of revenues, for fiscal year 2008 compared to $10.3 million, or 0.3% of revenues, for fiscal year 2007. The fiscal year 2008 gain was primarily due to insurance recoveries on property and equipment for damaged store locations of $1.4 million and $2.5 million of amortization of the deferred gain on the sale and leaseback of the Company's headquarters building located in Charlotte, NC. The fiscal year 2007 gain was primarily due to additional insurance recoveries for Hurricane Katrina losses on property and equipment of $8.2 million and $2.1 million of amortization of the deferred gain on the sale and leaseback of a portion of the Company's headquarters building.

Asset Impairment and Store Closing Costs. In fiscal year 2008, the Company recorded $8.0 million in impairment charges to adjust two retail locations' net book values to fair market value, a $1.8 million asset impairment charge for assets related to a software development project that was abandoned and a $1.0 million charge for real estate holding costs and other store closing costs. The Company determines fair value through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. In fiscal year 2007, the Company recorded a $1.2 million asset impairment charge for a retail location's net book value that was less than the fair market value, a $0.4 million charge for costs associated with the demolition of a portion of its corporate office building and a $2.1 million charge related to real estate holding costs and other store closing costs.

Interest Expense. In fiscal year 2008, the Company's interest expense increased $6.7 million, or 11.3%, to $66.0 million from $59.3 million for fiscal year 2007. The increase was primarily due to interest on higher debt levels associated with the Parisian Acquisition in October 2006.

Interest Income. In fiscal year 2008, the Company's interest income decreased $1.6 million, or 17.4%, to $7.6 million from $9.2 million in fiscal year 2007. The decrease was primarily due to the timing of acquisitions and the decrease in market interest rates from fiscal year 2007 to fiscal year 2008.

Income tax expense. Income tax expense in fiscal year 2008 was $42.9 million compared to $97.2 million for the same period in fiscal year 2007. In fiscal year 2008, the effective income tax rate was 30.9% as compared to 34.8% in fiscal year 2007. The income tax rate is lower this year principally due to net operating losses generated in various states and the benefit relating to corporate owned life insurance policies in relation to a reduced earnings level in fiscal year 2008. Excluding these items, the effective income tax rate for fiscal year 2008 would be approximately 35%.

Comparison of Fiscal Years Ended February 3, 2007 and January 28, 2006

Revenues. In fiscal year 2007, the Company's revenues increased 24.1%, or $716.0 million, to $3.685 billion from $2.969 billion. The increase is primarily attributable to an increase in revenues for Proffitt's and McRae's stores of $198.0 million due to seven months of activity in fiscal year 2006 as compared with twelve months of activity in fiscal year 2007, an increase due to the newly acquired Parisian stores of $284.3 million, revenues from other new stores of $83.9 million and a $111.1 million, or 4.5%, increase in revenues from comparable stores. In addition, all merchandise categories experienced revenue increases, with Women's dresses and moderate sportswear and Men's moderate sportswear experiencing the most significant gains.

Cost of Goods Sold. Cost of goods sold was $2.451 billion, or 66.5% of revenues, for the year ended February 3, 2007 compared to $1.977 billion, or 66.6% of revenues, for fiscal year 2006. The decrease in cost of goods sold as a percentage of revenues for the year ended February 3, 2007 is primarily attributable to reduced levels of clearance markdowns due to improved inventory management, improved initial margins on merchandise purchases and continued growth in the Company's private brand merchandise, which generates higher gross margins than third-party brands, partially offset by an increase in buying and occupancy costs as a percentage of revenues of 0.15% due to higher occupancy costs in new and acquired store locations and an increase in distribution center expense as a percentage of revenues of 0.09% due to start-up costs associated with the new distribution center opened during fiscal year 2007.

Selling, General and Administrative Expenses. SG&A expenses were $915.8 million, or 24.9% of revenues in fiscal year 2007, compared to $727.3 million, or 24.5% of revenues in fiscal year 2006. The increase in SG&A expenses of $188.5 million was primarily due to the increase in revenues as described above. The increase in SG&A expenses as a percentage of revenues was primarily due to the following:

- Advertising expenses increased as a percentage of revenues by 0.24% primarily due to approximately $6.1 million spent on the Proffitt's and McRae's grand re-opening in March 2006, as well as a planned overall increase in the Company's advertising spending.

- Depreciation expense increased as a percentage of revenues by 0.06% primarily due to accelerated depreciation for stores that are scheduled to close prior to the end of their original asset lives.

- Insurance expense decreased as a percentage of revenues by 0.15%, or $2.3 million, primarily due to a decrease in estimated general liability and workers compensation self-insurance reserves based on actuarial analysis performed in fiscal year 2007. The decrease in reserves was partially offset by an increase in insurance premiums.

- Net credit income increased as a percentage of revenues by 0.46%, or $25.8 million, due to a 33.2% increase in Belk charge card sales volume, primarily driven by the Proffitt's and McRae's and Parisian acquisitions and to the lower operating costs as a result of the divestiture of the Belk private label credit card, partially offset by lower income from the GE Program Agreement as compared to finance charge and late fee income received in fiscal year 2006.

- Third-party charge card expense increased as a percentage of revenues by 0.07% primarily due to the $1.7 million Visa Settlement recognized as a reduction to SG&A expense in fiscal year 2006.

- Gift card breakage decreased as a percentage of revenues by 0.09%, or $2.3 million, due to a gift card breakage recognition policy change that occurred in fiscal year 2006. Prior to the change, the Company recognized gift card breakage 24 months after the cards were issued. Under the revised policy, the Company recognizes breakage in proportion to actual gift card redemptions. This change resulted in a one-time $2.4 million increase to gift card breakage in fiscal year 2006.

- Acquisition-related expenses increased by $12.9 million due to the fiscal year 2007 Parisian and Migerobe acquisition costs.

Gain on sale of property and equipment. Gain on sale of property and equipment was $10.3 million, or 0.3% of revenues, for fiscal year 2007 compared to $5.0 million, or 0.2% of revenues, for fiscal year 2006. The fiscal year 2007 gain was primarily due to additional insurance recoveries for Hurricane Katrina losses on property and equipment of $8.2 million and $2.1 million of amortization of the deferred gain on the sale and leaseback of a portion of the Company's headquarters building located in Charlotte, NC. The fiscal year 2006 gain was primarily due to insurance recoveries for Hurricane Katrina losses on property and equipment of $4.8 million.

Asset Impairment and Store Closing Costs. In fiscal year 2007, the Company recorded a $1.2 million asset impairment charge for a retail location's net book value that did not appear recoverable, a $0.4 million charge for costs associated with the demolition of a portion of its corporate office building, a $2.0 million charge related to real estate holding costs and a $0.1 million charge related to two store closings. In fiscal year 2006, the Company recorded a $1.2 million asset impairment charge for assets related to a software development project that was abandoned, a $2.8 million charge for costs associated with the impairment and demolition of a portion of its corporate office building, a $0.2 million charge related to two store closings and a $0.5 million reduction to previously established reserves.

Pension Curtailment Charges. During the fourth quarter of fiscal year 2007, Belk's remaining pension plan participants were given the option to elect future benefits under the Belk Enhanced 401(k) Plan in place of their pension plan benefits. Approximately 14.1% of the participants elected this option, resulting in a fourth quarter fiscal year 2007 pension curtailment charge of $0.7 million. During fiscal year 2006, the Company recorded a $7.5 million pension curtailment charge as a result of fiscal year 2006 changes to its defined benefit pension plan.

Interest Expense. In fiscal year 2007, the Company's interest expense increased $8.5 million, or 16.7%, to $59.3 million from $50.8 million for fiscal year 2006. The increase was primarily due to interest on higher debt levels associated with the Parisian Acquisition in October 2006 and higher interest rates on the Company's variable rate debt.

Interest Income. In fiscal year 2007, the Company's interest income increased $5.7 million, or 160.0%, to $9.2 million from $3.5 million in fiscal year 2006. The increase was primarily due to higher interest income earnings on invested cash balances due to the timing of acquisitions and the increase in market interest rates from fiscal year 2006 to fiscal year 2007.

Income tax expense. For fiscal year 2007, the Company's effective tax rate decreased from 35.8% to 34.8%. The decrease in rate is primarily attributable to credits from Hurricane Katrina and the increase in the deductibility of expenses subject to the Internal Revenue Code Section 162(m) limitation.

Seasonality and Quarterly Fluctuations

The Company has historically experienced and expects to continue to experience seasonal fluctuations in its revenues, operating income and net income due to the seasonal nature of the retail business. The highest revenue period for the Company is the fourth quarter, which includes the holiday selling season. A disproportionate amount of the Company's revenues and a substantial amount of the Company's operating and net income are realized during the fourth quarter. If for any reason the Company's revenues were below seasonal norms during the fourth quarter, the Company's annual results of operations could be adversely affected. The Company's inventory levels generally reach their highest levels in anticipation of increased revenues during these months.

The following table illustrates the seasonality of revenues by quarter as a percentage of the full year for the fiscal years indicated.

	2008	2007	2006
First quarter	23.6%	20.4%	19.1%
Second quarter	23.0	19.9	20.3
Third quarter	21.1	21.6	23.6
Fourth quarter	32.3	38.1	37.0

The Company's quarterly results of operations could also fluctuate significantly as a result of a variety of factors, including the timing of new store openings.

Liquidity and Capital Resources

The Company's primary sources of liquidity are cash on hand, cash flows from operations and borrowings under debt facilities. The Company's debt facilities consist of a $750.0 million credit facility that matures in October 2011 and $325.0 million in senior notes. The $750.0 million credit facility is composed of an outstanding $350.0 million term loan and a $400.0 million revolving line of credit. The $325.0 million aggregate principal of senior notes are composed of a $125.0 million ten-year fixed rate senior note that matures in August 2017, $100.0 million in fixed rate senior notes that mature in July 2015, $20.0 million in fixed rate senior notes that mature in July 2012 and $80.0 million in floating rate senior notes that mature in July 2012.

On August 31, 2007, the Company entered into the $125.0 million ten-year senior note agreement to refinance the $125.0 million ten-year variable rate bond due July 2008, which was prepaid in full on November 1, 2007.

The debt facilities place certain restrictions on mergers, consolidations, acquisitions, sales of assets, indebtedness, transactions with affiliates, leases, liens, investments, dividends and distributions, exchange and issuance of capital stock and guarantees, and require maintenance of minimum financial ratios. As of February 2, 2008, the Company was in compliance with all covenants and does not anticipate that complying with the covenants will impact the Company's liquidity in fiscal year 2008.

Up until October 2009, under certain circumstances the credit facility may be increased to $850.0 million at the Company's request. The credit facility allows for up to $250.0 million of outstanding letters of credit. The credit facility charges interest based upon certain Company financial ratios and as of February 2, 2008 stands at LIBOR plus 87.5 basis points or prime. The credit facility contains restrictive covenants including leverage and fixed charge coverage ratios. The Company had $11.9 million of standby letters of credit and a $350.0 million term loan outstanding under the credit facility at February 2, 2008. As of February 2, 2008, availability under the credit facility was $388.1 million.

During fiscal year 2006, the Company entered into a $21.0 million, 20-year variable rate state bond facility in connection with construction of a distribution center in Mississippi. The proceeds from the debt issuance were held in a trust account until the Company disbursed funds for the construction of the distribution center. At the end of fiscal year 2008, the Company had received $18.1 million for acquisition and construction costs and the remaining proceeds were repaid.

Because interest rates on certain debt agreements have variable interest rates, the Company has entered into interest rate swap agreements with financial institutions to manage the exposure to changes in interest rates. As of February 2, 2008, the Company has two interest rate swaps. A $125.0 million notional amount swap, which expires in fiscal year 2009, had previously been designated as a cash flow hedge against variability in future interest payments on the $125.0 million variable rate bond facility. On July 26, 2007, the $125.0 million notional amount swap was de-designated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" due to the Company's decision to prepay the underlying debt. This swap will be marked to market through gain (loss) on investments through its expiration date. A $80.0 million notional amount swap, which expires in fiscal year 2013, has been designated as a cash flow hedge against variability in future interest rate payments on the $80.0 million Series C senior notes and is marked to market through accumulated other comprehensive income (loss).

Net cash provided by operating activities was $215.0 million for fiscal year 2008 compared to $280.1 million for fiscal year 2007. The decrease in cash provided by operating activities for fiscal year 2008 was principally due to a $86.1 million decrease in net income due to the factors discussed previously, offset partially by a $17.3 million increase in depreciation and amortization expense principally due to the Parisian Acquisition.

Net cash used by investing activities decreased $352.2 million to $148.0 million for fiscal year 2008 from $500.2 million for fiscal year 2007. The decrease in cash used by investing activities primarily resulted from the fiscal year 2007 acquisitions of Parisian and Migerobe. In addition, an increase in proceeds from sales of property and equipment of $39.6 million was attributable to the disposal of certain Parisian stores and the sale-leaseback of a portion of the Company's headquarters building during fiscal year 2008.

The Company made capital expenditures of $202.7 million during fiscal year 2008, comprised primarily of amounts related to new stores and expansions, Parisian Acquisition integration capital, information systems and other base capital needs. The Company projects capital expenditures for fiscal year 2009 to be approximately $160.0 million, comprised primarily of amounts related to new stores and expansions, eCommerce, information systems and other base capital needs. Management currently expects to fund fiscal year 2009 capital expenditures with cash flows from operations.

Net cash used by financing activities was $51.3 million for fiscal year 2008 compared to net cash provided of $82.6 million for fiscal year 2007. The decrease in cash flows from financing activities was primarily related to higher debt incurred to finance the Parisian Acquisition in fiscal year 2007, offset partially by a reduction in common stock repurchased from $39.1 million in fiscal year 2007 to $24.2 million in fiscal year 2008. On April 2, 2008, the Company's Board of Directors approved a self-tender offer to purchase up to 250,000 shares of its Class A common stock and up to 750,000 shares of its Class B common stock at a price of $25.60 per share, to be paid in cash. The tender offer is expected to commence on or about April 23, 2008.

Management of the Company believes that cash flows from operations and existing credit facilities will be sufficient to cover working capital needs, stock repurchases, dividends, capital expenditures and debt service requirements for at least the next twelve months.

Related Party Transactions

On August 31, 2006, the Company sold approximately 187 acres of land in Lancaster County, South Carolina to John M. Belk via JMB Land Company, LLC for $4.1 million that resulted in a gain on sale of investments of $4.1 million.

Contractual Obligations and Commercial Commitments

To facilitate an understanding of the Company's contractual obligations and commercial commitments, the following data is provided:

	Payments Due by Period				
	Total	Within 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
	(Dollars in thousands)				
Contractual Obligations					
Long-Term Debt	$ 692,780	$ —	$ —	$350,000	$342,780
Estimated Interest Payments on Debt(a)	208,965	36,569	69,342	47,391	55,663
Capital Lease Obligations	38,675	6,449	10,496	8,560	13,170
Operating Leases(b)	612,035	71,383	130,347	103,477	306,828
Purchase Obligations(c)	208,672	111,834	60,530	29,423	6,885
Total Contractual Cash Obligations	$1,761,127	$226,235	$270,715	$538,851	$725,326

	Amount of Commitment Expiration per Period				
	Total Amounts Committed	Within 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
	(Dollars in thousands)				
Other Commercial Commitments					
Standby Letters of Credit	$11,909	$11,909	$—	$—	$—
Import Letters of Credit	47,656	47,656	—	—	—
Total Commercial Commitments	$59,565	$59,565	$—	$—	$—

(a) Interest rates used to compute estimated interest payments utilize the stated rate for fixed rate debt and projected interest rates for variable rate debt. Projected rates range from 3.5% to 6.5% over the term of the variable rate debt agreements.

(b) Lease payments consist of base rent only and do not include amounts for percentage rents, real estate taxes, insurance and other expenses related to those locations.

(c) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Agreements that are cancelable without penalty have been excluded. Purchase obligations relate primarily to purchases of property and equipment, information technology contracts, maintenance agreements and advertising contracts.

Obligations under the pension, deferred compensation and postretirement benefit plans are not included in the contractual obligations table. The Company's pension plan funding policy is to contribute amounts necessary to satisfy minimum pension funding requirements plus additional amounts from time to time as are determined to be appropriate to improve the plan's funded status. The pension plan's funded status is affected by many factors including discount rates and the performance of plan assets. The Company was not required to make minimum pension contributions in fiscal years 2008, 2007 and 2006, but elected to contribute $6.0 million to the pension plan on March 7, 2005. The Company's deferred compensation postretirement plans are not funded in advance. Deferred compensation payments during fiscal years 2008 and 2007 totaled $4.2 million and $4.4 million, respectively. Postretirement benefit payments during fiscal years 2008 and 2007 totaled $2.8 million and $2.8 million, respectively.

Also excluded from the contractual obligations table are payments the Company may make for employee medical costs and workers compensation, general liability and automobile claims.

Off-Balance Sheet Arrangements

The Company has not provided any financial guarantees as of February 2, 2008. The Company has not created, and is not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating the Company's business. The Company does not have any arrangements or relationships with entities that are not consolidated into the financial statements that are reasonably likely to materially affect the Company's liquidity or the availability of capital resources.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (fiscal year 2009 for the Company) and interim periods within those fiscal years. The Company has determined that the adoption of SFAS No. 157 will not have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS No. 115," which permits an entity to measure many financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions. SFAS No. 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. The Statement also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. SFAS No. 159 is effective for the first fiscal year beginning after November 15, 2007 (fiscal year 2009 for the Company). The Company has determined that the adoption of SFAS No. 159 will not have a material impact on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities." SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 (fiscal year 2010 for the Company). The

Company believes that the adoption of SFAS No. 161 will not have a material impact on its consolidated financial statements.

Impact of Inflation

While it is difficult to determine the precise effects of inflation, management of the Company does not believe inflation had a material impact on the consolidated financial statements for the periods presented.

Critical Accounting Policies

Management's discussion and analysis discusses the results of operations and financial condition as reflected in the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). As discussed in the Notes to the Company's consolidated financial statements, the preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to inventory valuation, vendor allowances, property and equipment, rent expense, useful lives of depreciable assets, recoverability of long-lived assets, including intangible assets and goodwill, store closing reserves, customer loyalty programs, income taxes, derivative financial instruments, credit income and the calculation of pension and postretirement obligations, self-insurance reserves and stock based compensation.

Management bases its estimates and judgments on its substantial historical experience and other relevant factors, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. See the Notes to the Company's consolidated financial statements for a discussion of the Company's significant accounting policies.

While the Company believes that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the preparation of the consolidated financial statements, the Company cannot guarantee that its estimates and assumptions will be accurate, which could require the Company to make adjustments to these estimates in future periods.

The following critical accounting policies are used in the preparation of the consolidated financial statements:

Inventory Valuation. Inventories are valued using the lower of cost or market value, determined by the retail inventory method. Under the retail inventory method ("RIM"), the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is widely used in the retail industry due to its practicality. Also, it is recognized that the use of the retail inventory method will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise markon, markup, markdowns and shrinkage, which significantly affect the ending inventory valuation at cost as well as the corresponding charge to cost of goods sold. In addition, failure to take appropriate markdowns currently can result in an overstatement of inventory under the lower of cost or market principle.

Vendor Allowances. The Company receives allowances from its vendors through a variety of programs and arrangements, including markdown reimbursement programs. These vendor allowances are generally intended to offset the Company's costs of selling the vendors' products in its stores. Allowances are recognized in the period in which the Company completes its obligations under the vendor agreements. Most incentives are deducted from amounts owed to the vendor at the time the Company completes its obligations to the vendor or shortly thereafter. The following summarizes the types of vendor incentives and the Company's applicable accounting policy:

- Advertising allowances — Represents reimbursement of advertising costs initially funded by the Company. Amounts are recognized as a reduction to SG&A expenses in the period that the advertising expense is incurred.

- Markdown allowances — Represents reimbursement for the cost of markdowns to the selling price of the vendor's merchandise. Amounts are recognized as a reduction to cost of goods sold in the later of the period that the merchandise is marked down or the reimbursement is negotiated. Amounts received prior to recognizing the markdowns are recorded as a reduction to the cost of inventory.
- Payroll allowances — Represents reimbursement for payroll costs. Amounts are recognized as a reduction to SG&A expense in the period that the payroll cost is incurred.

Property and Equipment, net. Property and equipment owned by the Company is stated at cost less accumulated depreciation and amortization. Property and equipment leased by the Company under capital leases are stated at an amount equal to the present value of the minimum lease payments less accumulated amortization. Depreciation and amortization are recorded utilizing straight-line and in certain circumstances accelerated methods over the shorter of estimated asset lives or related lease terms. The Company also amortizes leasehold improvements over the shorter of the expected lease term or estimated asset life that would include cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the date the assets are placed in service, to be reasonably assured.

Goodwill. Goodwill and other intangible assets are accounted for in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." This statement requires that goodwill and other intangible assets with indefinite lives should not be amortized, but should be tested for impairment on an annual basis, or more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Rent Expense. The Company recognizes rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the inception of the lease, to be reasonably assured. Developer incentives are recognized as a reduction to occupancy costs over the lease term. The lease term commences on the date when the Company gains control of the property. Prior to fiscal year 2007, rent expense during store construction was included in leasehold improvement costs.

Useful Lives of Depreciable Assets. The Company makes judgments in determining the estimated useful lives of its depreciable long-lived assets which are included in the consolidated financial statements. The estimate of useful lives is determined by the Company's historical experience with the type of asset purchased.

Recoverability of Long-Lived Assets. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets, such as property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Store Closing Reserves. The Company reduces the carrying value of property and equipment to fair value for owned locations or recognizes a reserve for future obligations for leased facilities at the time the Company ceases using property and/or equipment. The reserve includes future minimum lease payments and common area maintenance and taxes for which the Company is obligated under operating lease agreements. Additionally, the Company makes certain assumptions related to potential subleases and lease buyouts that reduce the recorded amount of the reserve. These assumptions are based on management's knowledge of the market and other relevant experience, including information provided by third-party real estate brokers. However, significant changes in the real estate market and the inability to enter into the subleases or obtain buyouts within the estimated time frame may result in increases or decreases to these reserves.

Customer Loyalty Programs. The Company utilizes a customer loyalty program that issues certificates for discounts on future purchases to proprietary charge card customers based on their spending levels. The certificates are classified as a reduction to revenue as they are earned by the customers. The Company maintains a reserve liability for the estimated future redemptions of the certificates. The estimated impact on revenues of a 10% change in program utilization would be $1.8 million.

Pension and Postretirement Obligations. The Company utilizes significant assumptions in determining its periodic pension and postretirement expense and obligations that are included in the consolidated financial statements. These assumptions include determining an appropriate discount rate, investment earnings, rate of compensation increase, as well as the remaining service period of active employees. The Company utilizes an actuary to calculate the periodic pension and postretirement expense and obligations based upon these assumptions and actual employee census data.

The Company selected an investment earnings assumption of 8.25% to determine its fiscal year 2008 expense. The Company believes that this assumption was appropriate given the composition of its plan assets and historical market returns thereon. The estimated effect of a 0.25% increase or decrease in the investment earnings assumption would increase or decrease pension expense by $0.7 million. The Company has maintained its earnings assumption of 8.25% for fiscal year 2009.

The Company selected a discount rate assumption of 5.75% to determine its fiscal year 2008 expense. The Company believes that this assumption was appropriate given the composition of its plan obligations and the interest rate environment as of the measurement date. The estimated effect of a 0.25% increase or decrease in the discount rate assumption would decrease or increase fiscal year 2008 pension expense by $1.5 million. The Company selected a discount rate assumption of 6.125% for fiscal year 2009 expense.

The Company has evaluated the funded status of the pension plan and does not believe the underfunded position will materially affect the Company's cash flow in fiscal year 2009. The Company is not required to make a pension contribution but continues to evaluate whether an optional payment would be in the Company's best interest.

Effective January 1, 2006, the Company amended its defined benefit pension plan to close the plan to new participants on December 31, 2005 and freeze accruals as of January 1, 2006 for participants under age 40, participants with less than 5 years of vesting service and for certain officers. The plan change resulted in a curtailment charge of $7.5 million during fiscal year 2006.

During fiscal year 2007, Belk's remaining pension plan participants were given the option to elect future benefits under the Belk Enhanced 401(k) Plan in place of their pension plan benefits. Approximately 14.1% of the participants elected this option, resulting in a pension curtailment charge of $0.7 million during fiscal year 2007.

Self Insurance Reserves. The Company is responsible for the payment of workers' compensation, general liability and automobile claims under certain dollar limits. The Company purchases third-party insurance for workers' compensation, general liability and automobile claims for amounts that exceed certain dollar limits. The Company records a liability for its obligation associated with incurred losses utilizing historical data and industry accepted loss analysis standards to estimate the loss development factors used to project the future development of incurred losses. Management believes that the Company's loss reserves are adequate but actual losses may differ from the amounts provided.

Income Taxes. Income taxes are accounted for under the asset and liability method. The annual tax rate is based on income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the Company operates. Significant judgment is required in determining annual tax expense and in evaluating tax positions. Beginning with the adoption of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") as of February 4, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. The reserves (including the impact of the related interest and penalties) are adjusted in light of changing facts and circumstances, such as the progress of a tax audit. As a result of the adoption of FIN 48, the Company recognized a $0.2 million decrease to the liability for unrecognized tax benefits, with a corresponding increase to retained earnings.

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Intangible Assets and Liabilities. Leasehold intangibles, which represent the excess of fair value over the carrying value (assets) or the excess of carrying value over fair market value (liabilities) of acquired leases, are amortized on a straight-line basis over the remaining terms of the lease agreements, including cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the acquisition date, to be reasonably assured and are included in other current assets and accrued liabilities for the current portions and other assets and other noncurrent liabilities for the noncurrent portions. Customer relationships, which represent the value of customer relationships obtained in acquisitions or purchased, are amortized on a straight-line basis over their estimated useful life and are included in other assets. The carrying value of intangible assets is reviewed by the Company's management to assess the recoverability of the assets when facts and circumstances indicate that the carrying value may not be recoverable.

Derivative Financial Instruments. The Company utilizes derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The counterparties to these instruments are major financial institutions. These agreements are used to reduce the potential impact of increases in interest rates on variable rate long-term debt. The difference between the fixed rate leg and the variable rate leg of the swap, to be paid or received, is accrued and recognized as an adjustment to interest expense. Additionally, the changes in the fair market value of swaps designated as cash flow hedges are accounted in accordance with SFAS No. 133 and swaps that are not designated are marked to market through gain (loss) on investments.

Stock Based Compensation. The Company accounts for stock based compensation under the guidelines of SFAS No. 123(R), "Share Based Payment." SFAS No. 123(R) requires the Company to account for stock based compensation by using the grant date fair value of share awards and the estimated number of shares that will ultimately be issued in conjunction with each award.

Finance Income. In connection with the Program Agreement signed with GE in fiscal year 2006, the Company is paid a percentage of net private label credit card account sales. These payments are recorded as an offset to SG&A expenses in the consolidated statements of income.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates on its variable rate debt. The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings and to manage the Company's allocation of fixed and variable rate debt. The Company does not use financial instruments for trading or other speculative purposes and is not a party to any leveraged derivative instruments. The Company's net exposure to interest rate risk is based on the difference between the outstanding variable rate debt and the notional amount of its designated interest rate swaps. At February 2, 2008, the Company had $447.8 million of variable rate debt, an $80.0 million (receive variable rate, pay fixed rate 5.155%) interest rate swap and a $125.0 million (receive variable rate, pay fixed rate 6%) undesignated interest rate swap. The effect on the Company's annual interest expense of a one-percent change in interest rates would be approximately $4.4 million.

During the second quarter of fiscal year 2008, the Company de-designated as a cash flow hedge the $125.0 million interest rate swap in conjunction with the Company's plan to refinance the underlying variable rate debt.

During the fourth quarter of fiscal year 2007, the Company terminated an undesignated forward-starting interest rate swap with a notional amount of $75.0 million. The termination resulted in a cash payment of $0.9 million to the swap's counterparty.

During the fourth quarter of fiscal year 2006, the Company de-designated and terminated interest rate swaps with a combined notional value of $125.0 million. The interest rate swaps were being used to hedge variable rate debt that was paid off during the fourth quarter of fiscal year 2006. The Company also de-designated forward starting interest rate swaps with a combined notional value of $125.0 million during the fourth quarter of fiscal year 2006 and subsequently terminated an interest rate swap with a notional value of $50.0 million during fiscal year 2007.

The Company also owns marketable equity securities that are subject to market risk. A discussion of the Company's accounting policies for derivative financial instruments and equity securities is included in the Summary of Significant Accounting Policies in Note 1 to the Company's consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except per share amounts)

	Fiscal Year Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
Revenues	$ 3,824,803	$ 3,684,769	$ 2,968,777
Cost of goods sold (including occupancy, distribution and buying expenses)	2,636,888	2,451,171	1,977,385
Selling, general and administrative expenses	982,425	915,766	727,312
Gain on sale of property and equipment	3,393	10,316	4,998
Asset impairment and store closing costs	10,766	3,739	3,707
Pension curtailment charges	—	690	7,459
Hurricane losses	—	—	991
Restructuring charges	—	—	(1,580)
Operating income	198,117	323,719	258,501
Interest expense	(65,980)	(59,260)	(50,790)
Interest income	7,607	9,204	3,541
Gain (loss) on sale of investments	(1,100)	5,387	2,303
Income before income taxes	138,644	279,050	213,555
Income tax expense	42,904	97,200	76,500
Income before cumulative effect of change in accounting principle	95,740	181,850	137,055
Cumulative effect of change in accounting principle, net of income tax benefit of $98	—	—	(152)
Net income	$ 95,740	$ 181,850	$ 136,903
Basic and diluted net income per share	$ 1.92	$ 3.59	$ 2.65
Weighted average shares outstanding:			
Basic	49,749,689	50,594,523	51,717,325
Diluted	49,784,635	50,659,077	51,717,325

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	February 2, 2008	February 3, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 186,973	$ 171,239
Accounts receivable, net	65,987	61,434
Merchandise inventory	932,777	931,370
Property held for sale	11,036	—
Prepaid income taxes, expenses and other current assets	24,802	32,926
Total current assets	1,221,575	1,197,469
Investment securities	4,299	5,317
Property and equipment, net	1,248,030	1,280,426
Goodwill	326,930	310,126
Deferred income taxes	5,196	—
Other assets	48,493	55,277
Total assets	$2,854,523	$2,848,615
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 274,092	$ 309,722
Accrued liabilities	139,182	166,625
Accrued income taxes	25,980	22,686
Deferred income taxes	27,293	14,020
Current installments of long-term debt and capital lease obligations	4,481	4,594
Total current liabilities	471,028	517,647
Deferred income taxes	—	13,835
Long-term debt and capital lease obligations, excluding current installments	717,660	729,748
Interest rate swap liability	8,282	1,435
Deferred compensation and other noncurrent liabilities	268,827	259,928
Total liabilities	1,465,797	1,522,593
Stockholders' equity:		
Preferred stock	—	—
Common stock, 400 million shares authorized and 49.6 and 50.0 million shares issued and outstanding as of February 2, 2008 and February 3, 2007, respectively	496	500
Paid-in capital	479,020	507,127
Retained earnings	977,206	901,378
Accumulated other comprehensive loss	(67,996)	(82,983)
Total stockholders' equity	1,388,726	1,326,022
Total liabilities and stockholders' equity	$2,854,523	$2,848,615

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands)

	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 29, 2005	51,476	$515	$533,923	$617,097	$(84,919)	$1,066,616
Comprehensive income:						
Net income	—	—	—	136,903	—	136,903
Reclassification adjustment for investment gains included in net income, net of $214 income tax benefit	—	—	—	—	(363)	(363)
Unrealized gain on investments, net of $76 income tax expense	—	—	—	—	129	129
Unrealized gain on interest rate swaps, net of $5,278 income tax expense	—	—	—	—	9,044	9,044
Defined benefit expense, net of $3,123 income taxes	—	—	—	—	(4,987)	(4,987)
Total comprehensive income						140,726
Cash dividends	—	—	—	(16,270)	—	(16,270)
Issuance of stock-based compensation	—	—	(1,198)	—	—	(1,198)
Stock-based compensation expense	—	—	4,947	—	—	4,947
Common stock issued	362	3	99	—	—	102
Repurchase and retirement of common stock	(94)	(1)	(95)	—	—	(96)
Balance at January 28, 2006	51,744	517	537,676	737,730	(81,096)	1,194,827
Comprehensive income:						
Net income	—	—	—	181,850	—	181,850
Reclassification adjustment for investment gains included in net income, net of $154 income tax benefit	—	—	—	—	(263)	(263)
Unrealized gain on investments, net of $223 income tax expense	—	—	—	—	350	350
Unrealized gain on interest rate swaps, net of $866 income tax expense	—	—	—	—	1,459	1,459
Defined benefit expense, net of $1,203 income taxes	—	—	—	—	2,564	2,564
Total comprehensive income						185,960
Cash dividends	—	—	—	(18,202)	—	(18,202)
Issuance of stock-based compensation	—	—	(1,482)	—	—	(1,482)
Stock-based compensation expense	—	—	9,434	—	—	9,434
Adoption of SFAS 158 adjustment, net of $3,560 income tax benefit	—	—	—	—	(5,997)	(5,997)
Common stock issued	363	3	608	—	—	611
Repurchase and retirement of common stock	(2,116)	(20)	(39,109)	—	—	(39,129)
Balance at February 3, 2007	49,991	500	507,127	901,378	(82,983)	1,326,022
Comprehensive income:						
Net income	—	—	—	95,740	—	95,740
Unrealized loss on investments, net of $379 income tax benefit	—	—	—	—	(639)	(639)
Unrealized loss on interest rate swaps, net of $2,109 income tax benefit	—	—	—	—	(3,553)	(3,553)
Reclassification adjustment for interest rate swap dedesignation included in net income, net of $7 income tax benefit	—	—	—	—	(51)	(51)
Defined benefit expense, net of $11,416 income taxes	—	—	—	—	19,230	19,230
Total comprehensive income						110,727
Cash dividends	—	—	—	(20,097)	—	(20,097)
Issuance of stock-based compensation	—	—	(2,322)	—	—	(2,322)
Stock-based compensation expense	—	—	(1,939)	—	—	(1,939)
Adoption of FIN 48 adjustment	—	—	—	185	—	185
Common stock issued	359	4	372	—	—	376
Repurchase and retirement of common stock	(781)	(8)	(24,218)	—	—	(24,226)
Balance at February 2, 2008	49,569	$496	$479,020	$977,206	$(67,996)	$1,388,726

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Fiscal Year Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
Cash flows from operating activities:			
Net income	$ 95,740	$ 181,850	$ 136,903
Adjustments to reconcile net income to net cash provided by operating activities:			
Asset impairment and store closing costs	10,766	3,739	3,707
Deferred income tax expense	11,357	19,423	19,444
Depreciation and amortization expense	159,945	142,618	113,945
Stock-based compensation expense	(1,939)	9,434	4,947
Restructuring charges	—	—	(1,580)
Pension curtailment	—	690	7,459
Gain on sale of property and equipment	(1,297)	(8,220)	(4,998)
Amortization of deferred gain on sale and leaseback	(2,096)	(2,096)	—
(Gain) loss on sale of investments	1,100	(5,387)	(2,303)
Other non-cash expense	—	980	990
(Increase) decrease in:			
Accounts receivable, net	(4,233)	(16,385)	(37,149)
Merchandise inventory	(907)	(7,525)	(33,693)
Prepaid expenses and other assets	6,275	(8,187)	(36,148)
Increase (decrease) in:			
Accounts payable and accrued liabilities	(80,034)	(36,092)	65,760
Accrued income taxes	3,294	(13,407)	571
Deferred compensation and other liabilities	17,039	18,621	(8,897)
Net cash provided by operating activities	215,010	280,056	228,958
Cash flows from investing activities:			
Acquisition of Parisian, net of cash acquired	—	(313,648)	—
Acquisition of Migerobe	—	(16,739)	—
Acquisition of Proffitt's/McRae's, net of cash acquired	—	—	(620,970)
Proceeds from sale of credit card portfolio	—	—	321,289
Purchases of investments	—	—	(50)
Proceeds from sales of investments	—	6,243	—
Purchases of property and equipment	(202,668)	(191,128)	(166,817)
Proceeds from sales of property and equipment	54,682	15,046	74,244
Net cash used by investing activities	(147,986)	(500,226)	(392,304)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	125,355	359,510	828,781
Principal payments on long-term debt and capital lease obligations	(130,000)	(217,245)	(553,922)
Payments for redemption of interest rate swaps	—	(910)	(4,364)
Proceeds from termination of interest rate swap	—	50	—
Cash paid for withholding taxes in lieu of stock-based compensation shares	(5,260)	(2,664)	(2,609)
Stock compensation tax benefit	2,938	1,182	1,411
Dividends paid	(20,097)	(18,202)	(16,270)
Repurchase and retirement of common stock	(24,226)	(39,129)	(96)
Net cash provided (used) by financing activities	(51,290)	82,592	252,931
Net increase (decrease) in cash and cash equivalents	15,734	(137,578)	89,585
Cash and cash equivalents at beginning of period	171,239	308,817	219,232
Cash and cash equivalents at end of period	$ 186,973	$ 171,239	$ 308,817
Supplemental disclosures of cash flow information:			
Income taxes paid	$ 27,675	$ 92,295	$ 57,611
Supplemental schedule of noncash investing and financing activities:			
Decrease in property and equipment through adjustment of Parisian goodwill	(14,874)	—	—
Decrease in property and equipment through assets held for sale	(11,036)	—	—
Increase (decrease) in property and equipment through accrued purchases	10,332	(6,667)	8,446
Decrease in property and equipment through adjustment of Parisian capital lease obligation	(4,315)	—	—
Increase (decrease) in long-term debt through other current assets	(3,220)	—	12,653
Increase in property and equipment through assumption of capital leases	—	10,686	2,111
Increase in property and equipment through capitalization of construction period rent	—	—	1,061

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Belk, Inc. and its subsidiaries (collectively, the "Company" or "Belk") operate retail department stores in 16 states primarily in the southern United States. All significant intercompany transactions and balances have been eliminated in consolidation. The Company's fiscal year ends on the Saturday closest to each January 31. All references to fiscal years are as follows:

Fiscal Year	Ended	Weeks
2008	February 2, 2008	52
2007	February 3, 2007	53
2006	January 28, 2006	52
2005	January 29, 2005	52

Certain prior period amounts have been reclassified to conform with the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates are required as part of determining stock-based compensation, depreciation, amortization and recoverability of long-lived and intangible assets, valuation of inventory, recovery of goodwill, establishing store closing and other reserves, self-insurance reserves and calculating retirement benefits.

Revenues

The following table gives information regarding the percentage of revenues contributed by each merchandise area for each of the last three fiscal years. There were no material changes between fiscal years, as reflected in the table below.

Merchandise Areas	Fiscal Year 2008	Fiscal Year 2007	Fiscal Year 2006
Women's	37%	37%	36%
Cosmetics, Shoes and Accessories	30%	29%	29%
Men's	17%	17%	17%
Home	10%	11%	12%
Children's	6%	6%	6%
Total	100%	100%	100%

Revenues include sales of merchandise and the net revenue received from leased departments of $5.7 million, $14.6 million and $12.5 million for fiscal years 2008, 2007 and 2006, respectively. Leased department revenues were significantly affected by the conversion of fine jewelry leased departments into an owned fine jewelry operation principally during fiscal year 2008. Sales from retail operations are recorded at the time of delivery and reported net of sales taxes and merchandise returns. The reserve for returns is calculated as a percentage of sales based on historical return percentages.

The Company utilizes a customer loyalty program that issues certificates for discounts on future purchases to proprietary charge card customers based on their spending levels. The certificates are classified as a reduction to revenue as they are earned by the customers. The Company maintains a reserve liability for the estimated future redemptions of the certificates.

Cost of Goods Sold

Cost of goods sold is comprised principally of the cost of merchandise as well as occupancy, distribution and buying expenses. Occupancy expenses include rent, utilities and real estate taxes. Distribution expenses include all costs associated with distribution facilities. Buying expenses include payroll and travel expenses associated with the buying function.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses are comprised principally of payroll and benefits for retail and corporate employees, depreciation, advertising, pre-opening costs and other administrative expenses.

Finance Income

SG&A expenses are reduced by proceeds from the 10-year credit card program agreement ("Program Agreement") between Belk and GE Money Bank ("GE"), an affiliate of GE Consumer Finance, in fiscal years 2008 and 2007 and finance charge and late fee revenue arising from customer accounts receivable in fiscal year 2006. These amounts totaled $71.6 million, $65.2 million and $69.3 million in fiscal years 2008, 2007 and 2006, respectively. There were no finance charge and late fee revenues in fiscal years 2008 and 2007 due to the sale of the Company's credit card portfolio in fiscal year 2006.

Gift Cards

At the time gift cards are sold, no revenue is recognized; rather, a liability is established for the face amount of the gift card. The liability is relieved and revenue is recognized when gift cards are redeemed for merchandise. The estimated values of gift cards expected to go unused are recognized as a reduction to SG&A expenses in proportion to actual gift card redemptions as the remaining gift card values are redeemed.

Pre-Opening Costs

Store pre-opening costs are expensed as incurred.

Advertising

Advertising costs, net of co-op recoveries from suppliers, are expensed in the period in which the advertising event takes place and amounted to $137.1 million, $119.4 million and $89.3 million in fiscal years 2008, 2007 and 2006, respectively.

Recoverability of Long-Lived Assets

In accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets, such as property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Cash Equivalents

Cash equivalents include liquid investments with an original maturity of 90 days or less.

Merchandise Inventory

Inventories are valued using the lower of cost or market value, determined by the retail inventory method. Under the retail inventory method ("RIM"), the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is widely used in the retail industry due to its practicality. Also, it is recognized that the use of the retail inventory method will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise markon, markup, markdowns and shrinkage, which significantly affect the ending inventory valuation at cost as well as the corresponding charge to cost of goods sold. In addition, failure to take appropriate markdowns currently can result in an overstatement of inventory under the lower of cost or market principle.

Property Held for Sale

Property held for sale represents a former corporate headquarters facility and a portion of the adjacent land which at February 2, 2008 management believes it is probable that the property will be sold in the next fiscal year. Beginning February 3, 2008, the Company will no longer recognize depreciation on this property. The Company anticipates recognizing a gain of approximately $0.6 million based on the anticipated proceeds less estimated costs to sell.

Investments

The Company accounts for investments in accordance with the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Securities classified as available-for-sale are valued at fair value, while securities that the Company has the ability and positive intent to hold to maturity are valued at amortized cost. The Company includes unrealized holding gains and losses for available-for-sale securities in other comprehensive income. Realized gains and losses are recognized on an average cost basis and are included in income. Declines in value that are considered to be other than temporary are reported in gain (loss) on sale of investments.

Property and Equipment, Net

Property and equipment owned by the Company is stated at cost less accumulated depreciation and amortization. Property and equipment leased by the Company under capital leases are stated at an amount equal to the present value of the minimum lease payments less accumulated amortization. Depreciation and amortization are recorded utilizing straight-line and in certain circumstances accelerated methods over the shorter of estimated asset lives or related lease terms. The Company also amortizes leasehold improvements over the shorter of the expected lease term or estimated asset life that would include cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the date the assets are placed in service, to be reasonably assured.

Goodwill

Goodwill and other intangible assets are accounted for in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." This statement requires that goodwill and other intangible assets with indefinite lives should not be amortized, but should be tested for impairment on an annual basis, or more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

As of the date of the Company's most recent impairment test, the fair value of the reporting unit, which is the Company, exceeded the carrying amount and no impairment charge was recorded.

Rent Expense

The Company recognizes rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the inception of the lease, to be reasonably assured. Developer incentives are recognized as a reduction to occupancy costs over the lease term. The lease term commences on the date when the Company gains control of the property. Prior to fiscal year 2007, rent expense during store construction was included in leasehold improvement costs.

Vendor Allowances

The Company receives allowances from its vendors through a variety of programs and arrangements, including markdown reimbursement programs. These vendor allowances are generally intended to offset the Company's costs of selling the vendors' products in its stores. Allowances are recognized in the period in which the Company completes its obligations under the vendor agreements. Most incentives are deducted from amounts owed to the vendor at the time the Company completes its obligations to the vendor or shortly thereafter.

The following summarizes the types of vendor incentives and the Company's applicable accounting policy:

- Advertising allowances — Represents reimbursement of advertising costs initially funded by the Company. Amounts are recognized as a reduction to SG&A expenses in the period that the advertising expense is incurred.

- Markdown allowances — Represents reimbursement for the cost of markdowns to the selling price of the vendor's merchandise. Amounts are recognized as a reduction to cost of goods sold in the later of the period that the merchandise is marked down or the reimbursement is negotiated. Amounts received prior to recognizing the markdowns are recorded as a reduction to the cost of inventory.

- Payroll allowances — Represents reimbursement for payroll costs. Amounts are recognized as a reduction to SG&A expense in the period that the payroll cost is incurred.

Stock Based Compensation

The Company accounts for stock based compensation under the guidelines of SFAS No. 123(R), "Share Based Payment." SFAS No. 123(R) requires the Company to account for stock based compensation by using the grant date fair value of share awards and the estimated number of shares that will ultimately be issued in conjunction with each award.

Self Insurance Reserves

The Company is responsible for the payment of workers' compensation, general liability and automobile claims under certain dollar limits. The Company purchases third-party insurance for workers' compensation, general liability and automobile claims for amounts that exceed certain dollar limits. The Company records a liability for its obligation associated with incurred losses utilizing historical data and industry accepted loss analysis standards to estimate the loss development factors used to project the future development of incurred losses. Management believes that the Company's loss reserves are adequate but actual losses may differ from the amounts provided.

Income Taxes

Income taxes are accounted for under the asset and liability method. The annual tax rate is based on income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the Company operates. Significant judgment is required in determining annual tax expense and in evaluating tax positions. Beginning with the adoption of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") as of February 4, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. The reserves (including the impact of the related interest and penalties) are adjusted in light of changing facts and circumstances, such as the progress of a tax audit. As a result of the adoption of FIN 48, the Company recognized a $0.2 million decrease to the liability for unrecognized tax benefits, with a corresponding increase to retained earnings.

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Intangible Assets and Liabilities

Leasehold intangibles, which represent the excess of fair value over the carrying value (assets) or the excess of carrying value over fair market value (liabilities) of acquired leases, are amortized on a straight-line basis over the remaining terms of the lease agreements, including cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the acquisition date, to be reasonably assured and are included in other current assets and accrued liabilities for the current portions and other assets and other noncurrent liabilities for the noncurrent portions. Customer relationships, which represent the value of customer relationships obtained in acquisitions or purchased, are amortized on a straight-line basis over their estimated useful life and are included in other assets. The carrying value of intangible assets is reviewed by the Company's management to assess the recoverability of the assets when facts and circumstances indicate that the carrying value may not be recoverable.

Derivative Financial Instruments

The Company utilizes derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The counterparties to these instruments are major financial institutions. These agreements are used to reduce the potential impact of increases in interest rates on variable rate long-term debt. The difference between the fixed rate leg and the variable rate leg of the swap, to be paid or received, is accrued and recognized as an adjustment to interest expense. Additionally, the changes in the fair market value of swaps designated as cash flow hedges are accounted in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and swaps that are not designated are marked to market through gain (loss) on investments.

As of February 2, 2008, the Company has two interest rate swaps. A $125.0 million (receive variable rate, pay fixed rate 6.0%) notional amount swap, which expires in fiscal year 2009, had previously been designated as a cash flow hedge against variability in future interest payments on the $125.0 million variable rate bond facility. On

July 26, 2007, the $125.0 million notional amount swap was de-designated in accordance with SFAS No. 133 due to the Company's decision to prepay the underlying debt. This swap will be marked to market through gain (loss) on investments through its expiration date. A $80.0 million (receive variable rate, pay fixed rate 5.155%) notional amount swap, which expires in fiscal year 2013, has been designated as a cash flow hedge against variability in future interest rate payments on the $80.0 million Series C senior notes and is marked to market through accumulated other comprehensive income (loss).

As of February 2, 2008 and February 3, 2007, the Company had swaps with a negative fair value of $8.3 million and $1.4 million, respectively. As of February 2, 2008 and February 3, 2007, $6.0 million and $1.4 million of the Company's interest rate swap liability related to swaps designated as a cash flow hedge associated with the Company's borrowings. During fiscal years 2008 and 2007, there was no material hedge ineffectiveness recorded by the Company. The Company reclassified gains on de-designation of interest rate swaps of $0.1 million from other comprehensive income and into earnings in fiscal year 2008. The net amount of losses reclassified from other comprehensive income and into earnings, excluding the charges for de-designation, is $0.1 million, $0.2 million, and $0.4 million in fiscal years 2008, 2007 and 2006, respectively. Any hedge ineffectiveness is recorded as a component of interest expense.

In fiscal year 2007, the Company terminated forward starting interest rate swaps with a combined notional value of $125.0 million subsequent to their de-designation during the fourth quarter of fiscal year 2006. Additionally, in the fourth quarter of fiscal year 2006, the Company de-designated and terminated interest rate swaps with a combined notional value of $125.0 million. Those interest rate swaps were being used to hedge variable rate debt that was paid off during the fourth quarter of fiscal year 2006. The Company reclassified losses on de-designation of interest rate swaps of $1.3 million from other comprehensive income and into earnings in fiscal year 2006.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (fiscal year 2009 for the Company) and interim periods within those fiscal years. The Company has determined that the adoption of SFAS No. 157 will not have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS No. 115," which permits an entity to measure many financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions. SFAS No. 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. The Statement also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. SFAS No. 159 is effective for the first fiscal year beginning after November 15, 2007 (fiscal year 2009 for the Company). The Company has determined that the adoption of SFAS No. 159 will not have a material impact on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities." SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 (fiscal year 2010 for the Company). The Company believes that the adoption of SFAS No. 161 will not have a material impact on its consolidated financial statements.

(2) Acquisitions

Parisian

Effective October 2, 2006, the Company completed the acquisition of all of the capital stock of the corporations that operated 40 Parisian stores, the Parisian corporate headquarters, and a distribution center ("Parisian Acquisition") from Saks Incorporated ("Saks") for a purchase price of $314.7 million. The primary reason for the purchase was to support the Company's strategic expansion objectives and to better position the Company in strategic markets, including Alabama and Georgia. The results of the acquired operations have been included in the consolidated financial statements from the date of acquisition. Parisian department stores were located in nine states throughout the Southeast and Midwest.

Goodwill of $74.7 million as of February 2, 2008 resulted from excess purchase price over the fair market value of the acquired assets, net of assumed liabilities. These assumed liabilities included $25.4 million in unfavorable lease obligations that have a weighted average amortization period of 17.0 years from the date of acquisition. During fiscal year 2008, goodwill increased $16.8 million primarily due to a $19.2 million decrease in the fair value of property and equipment, an $8.0 million increase in lease termination costs, a $4.7 million decrease in capital lease obligations and a $3.5 million decrease in unfavorable lease obligations based on information obtained throughout fiscal year 2008. No goodwill for the Parisian acquisition is deductible for tax purposes.

The following is a summary of the estimated fair values of the assets acquired and liabilities assumed, which includes transaction costs:

Dollars in thousands	
Accounts receivable, net	$ 1,058
Inventory	207,012
Other current assets	4,498
Property and equipment	179,417
Goodwill	74,742
Deferred income taxes	24,447
Other assets	6,545
Total assets acquired	497,719
Current liabilities	159,487
Long-term liabilities	23,528
Total liabilities assumed	183,015
Net assets acquired	$314,704

The following is a summary of the Parisian Acquisition involuntary employee termination benefits, exit plans and relocation plans activity from the acquisition date:

	Severance & Retention Costs	Lease Buyout Costs	Relocation Costs
Balance at October 2, 2006	$ 19,605	$10,462	$ 1,655
Adjustments to goodwill	(1,426)	(2,183)	162
Utilization/Payments	(436)	—	(381)
Balance at February 3, 2007	$ 17,743	$ 8,279	$ 1,436
Adjustments to goodwill	(1,683)	7,715	(39)
Utilization/Payments	(16,060)	(9,487)	(1,092)
Balance at February 2, 2008	$ —	$ 6,507	$ 305

Effective October 30, 2006, the Company sold certain assets and lease rights related to four of the Parisian stores for $25.7 million. In fiscal year 2008, the Company completed the disposition of 11 additional Parisian stores and during the third quarter re-branded the remaining 25 Parisian stores as Belk.

Migerobe, Inc.

Effective July 30, 2006, the Company completed the acquisition of the assets of Migerobe, Inc. ("Migerobe"), a company that leased fine jewelry departments in 35 Belk stores, for a purchase price of $19.1 million. Goodwill of $4.3 million as of February 2, 2008 resulted from excess purchase price over the fair market value of the acquired assets, net of assumed liabilities. The primary purpose of the acquisition was to replace the leased fine jewelry departments in the Belk stores with a Belk owned department of better fashion jewelry. The results of the Migerobe operations have been included in the consolidated financial statements from the date of acquisition.

Proffitt's and McRae's

Effective on July 3, 2005, the Company completed the acquisition of 22 Proffitt's stores and 25 McRae's stores from Saks at a purchase price of $622.3 million. Goodwill of $247.9 million as of February 2, 2008 resulted from excess purchase price over the fair market value of the acquired assets, net of assumed liabilities. The results of the Proffitt's and McRae's stores have been included in the consolidated financial statements from the date of acquisition. The primary reason for the goodwill in the Proffitt's and McRae's acquisition was that the market value of the acquired stores based on their earnings potential exceeded the fair market value of the individual assets acquired in the acquisition. Proffitt's and McRae's were regional department stores located in 11 of the southeastern states where the Company's stores operate.

(3) Sale of Credit Card Portfolio

On January 28, 2006, GE purchased the Company's private label credit card accounts and related customer accounts receivable for $321.3 million. Approximately $125.0 million of the proceeds from the transaction were used to reduce debt, which had been secured by the customer accounts receivable. The Company recognized a gain of $3.1 million in connection with the sale of the credit card portfolio in fiscal year 2006.

In a separate but related transaction, GE purchased customer credit card accounts and related accounts receivable from HSBC Bank Nevada, National Association ("HSBC"), from which the Company had purchased the rights to as part of the acquisition of the 47 Proffitt's and McRae's stores (the "PM Credit Card Portfolio"). The Company recorded an intangible asset of $9.3 million in fiscal year 2006 representing the amount paid by the Company to HSBC to permit the sale of the PM Credit Card Portfolio to GE.

In connection with the fiscal year 2006 sale of the Company's credit card portfolio and GE's purchase of the PM Credit Card Portfolio, Belk and GE entered into a 10-year credit card Program Agreement. This Program Agreement sets forth among other things the terms and conditions under which GE will issue credit cards to Belk's customers. The Company will be paid a percentage of net credit sales, as defined by the Program Agreement, for future credit card sales. Under the terms of the Program Agreement, Belk is required to perform certain duties, including receiving and remitting in-store payments on behalf of GE. Belk will receive fees for these activities. Amounts earned under the Program Agreement are recorded as a reduction of SG&A expenses. The $9.3 million intangible asset is being amortized over the 10-year term of the Program Agreement and is recorded in SG&A expenses.

In connection with the Company's fiscal year 2007 acquisition of Parisian, GE purchased customer credit card accounts and related accounts receivable from HSBC. The Company recorded an intangible asset of $2.2 million and goodwill of $9.8 million representing the premium paid by the Company to HSBC in order to permit the transaction with GE. The intangible asset is being amortized over the 9-year remaining term of the Program Agreement and is recorded in SG&A expenses.

(4) VISA Settlement

The Company was a member of the plaintiffs' class in the Visa Check/MasterMoney Antitrust Litigation (the "VISA Settlement"), a class action lawsuit in which the class consisted of all businesses and organizations in the United States that accepted Visa and MasterCard debit and credit cards for payment at any time during the period October 25, 1992 to June 21, 2003. The class plaintiffs claimed that, through their "Honor All Cards" policies, Visa and MasterCard forced merchants to accept Visa and MasterCard signature debit card transactions at super competitive prices. In April 2003, Visa and MasterCard settled with the plaintiffs' class by agreeing to pay $3.05 billion over time into a settlement fund. During the third quarter of fiscal year 2006, the Company received notice that its portion of the VISA Settlement was approximately $1.7 million. The Company recorded this amount as a reduction to SG&A expenses during fiscal year 2006. During the second quarter of fiscal year 2007, the Company received $1.7 million for the VISA settlement.

(5) Hurricane Katrina

The Company operated 20 stores in the areas that were affected by Hurricane Katrina in fiscal year 2006. Operations were interrupted at 13 store locations, with the most significant physical damage at the Company's Biloxi, Mississippi location. The Company maintains insurance coverage for windstorm, property, flood damage and business interruption, and has received insurance proceeds to cover losses due to the hurricane.

For fiscal year 2007, the Company received insurance recoveries of $10.7 million for Hurricane Katrina losses. Of this amount, $8.2 million has been recorded as a gain on sale of property and equipment, $0.7 million related to the business interruption coverage has been recorded as a reduction to cost of goods sold, and $1.7 million was payment for expense recoveries recognized in fiscal year 2006. The $8.2 million insurance recovery is included within net cash used by investing activities and the remainder of the recoveries is included within net cash provided by operating activities in the consolidated statement of cash flows.

For fiscal year 2006, the Company recorded $1.0 million of expenses related to the impact of Hurricane Katrina, consisting of expenses incurred of $4.8 million, netted against insurance proceeds of $3.8 million. The $1.0 million of expenses related to the impact of Hurricane Katrina is reflected as hurricane losses within the consolidated statements of income. The Company received $1.2 million related to business interruption coverage which was recorded partially as a reduction to cost of goods sold and partially as an expense reduction. In addition, the Company recognized $3.9 million of insurance proceeds as reimbursement for damaged merchandise with a book value of $3.6 million and $9.8 million of insurance proceeds in connection with the write-off of fixed assets with a net book value of $5.0 million.

(6) Asset Impairment and Store Closing Costs

In fiscal year 2008, the Company recorded $8.0 million in impairment charges to adjust two retail locations' net book values to fair market value, a $1.8 million asset impairment charge for assets related to a software development project that was abandoned and a $1.0 million charge for real estate holding costs and other store closing costs. The Company determines fair value through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

In fiscal year 2007, the Company recorded a $1.2 million asset impairment charge for a retail location's net book value that was less than the fair market value, a $0.4 million charge for costs associated with the demolition of a portion of its corporate office building and a $2.1 million charge related to real estate holding costs and other store closing costs.

In fiscal year 2006, the Company recorded a $1.2 million asset impairment charge for assets related to a software development project that was abandoned, a $2.8 million charge for costs associated with the impairment and demolition of a portion of its corporate office building, a $0.2 million charge related to two store closings and a $0.5 million reduction to previously established reserves.

As of February 2, 2008 and February 3, 2007, the remaining reserve balance for post-closing real estate lease obligations was $7.5 million and $10.4 million, respectively. The Company does not anticipate incurring significant additional exit costs in connection with the store closings. The following is a summary of post-closing real estate lease obligations activity:

	February 2, 2008	February 3, 2007
	(Dollars in thousands)	
Balance, beginning of year	$ 10,411	$ 1,345
Charges and adjustments	8,630	11,378
Utilization/Payments	(11,558)	(2,312)
Balance, end of year	$ 7,483	$10,411

(7) Accumulated Other Comprehensive Loss

The following table sets forth the components of accumulated other comprehensive loss:

	February 2, 2008	February 3, 2007
	(Dollars in thousands)	
Unrealized gains on investments, net of $684 and $1,063 income tax expense as of February 2, 2008 and February 3, 2007, respectively	$ 1,153	$ 1,792
Unrealized loss on interest rate swaps, net of $2,241 and $125 income tax benefit as of February 2, 2008 and February 3, 2007, respectively	(3,775)	(171)
Defined benefit plans, net of $38,807 and $50,223 income tax benefit as of February 2, 2008 and February 3, 2007, respectively	(65,374)	(84,604)
Accumulated other comprehensive loss	$(67,996)	$(82,983)

(8) Accounts Receivable, Net

Accounts receivable, net consists of:

	February 2, 2008	February 3, 2007
	(Dollars in thousands)	
Accounts receivable from vendors	$46,278	$36,904
Credit card accounts receivable	15,730	16,946
Other receivables	4,073	7,676
Less allowance for doubtful accounts	(94)	(92)
Accounts receivable, net	$65,987	$61,434

Changes in the allowance for doubtful accounts are as follows:

	Fiscal Year Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
	(Dollars in thousands)		
Balance, beginning of year	$92	$ 82	$ 9,986
Charged to expense	4	24	9,350
Net uncollectible balances written off	(2)	(14)	(11,349)
Reduction for sale of customer accounts receivable	—	—	(7,905)
Balance, end of year	$94	$ 92	$ 82

(9) Investment Securities

Available-for-sale securities consist primarily of equity investments. Details of investments in available-for-sale securities are as follows:

	February 2, 2008	February 3, 2007
	(Dollars in thousands)	
Cost	$2,462	$2,462
Gross unrealized gains	1,837	2,855
Fair value of securities	$4,299	$5,317

There were no unrealized losses and no realized gains and losses on available-for-sale securities for the fiscal year 2008. Realized gains on available-for-sale securities for fiscal years 2007 and 2006 were $0.4 million and $0.6 million, respectively.

(10) Property and Equipment, net

Details of property and equipment, net are as follows:

	Estimated Lives (In Years)	February 2, 2008	February 3, 2007
		(Dollars in thousands)	
Land		$ 62,661	$ 69,010
Buildings	31.5	1,022,518	1,020,759
Furniture, fixtures and equipment	3-7	1,083,081	1,020,991
Property under capital leases	5-20	56,980	61,050
Construction in progress		50,187	40,189
		2,275,427	2,211,999
Less accumulated depreciation and amortization		(1,027,397)	(931,573)
Property and equipment, net		$ 1,248,030	$1,280,426

The Company recorded depreciation and amortization expense related to property and equipment of $158.5 million, $138.6 million and $111.2 million in fiscal years 2008, 2007 and 2006, respectively.

(11) Sale of Properties

During fiscal year 2008, the Company sold five former Parisian stores for net proceeds of $18.5 million, one former Proffitt's and McRae's store for net proceeds of $9.9 million and one other store for net proceeds of $0.8 million.

Effective April 27, 2007, the Company sold a portion of its headquarters building located in Charlotte, NC for $23.3 million. The Company also entered into a lease arrangement with the purchaser of the property to lease the property for a term of 13 years, 8 months. The fiscal year 2008 sale and leaseback transaction resulted in a gain on the sale of the property of $7.3 million, which has been deferred and will be recognized ratably over the lease term.

On August 31, 2006, the Company sold approximately 187 acres of land in Lancaster County, South Carolina to John M. Belk via JMB Land Company, LLC for $4.1 million that resulted in a gain on sale of investments of $4.1 million.

During fiscal year 2006, the Company sold a portion of its headquarters building located in Charlotte, NC for $47.2 million. The Company also entered into a lease arrangement with the purchaser of the property to lease the property for a term of 15 years. The fiscal year 2006 sale and leaseback transaction resulted in a gain on the sale of the property of $31.4 million, which has been deferred and is being recognized ratably over the lease term.

(12) Amortizing Intangibles

Amortizing intangibles are comprised of the following:

	February 2, 2008	February 3, 2007
	(Dollars in thousands)	
Amortizing intangible assets:		
Favorable lease intangibles	$ 9,692	$ 9,735
Accumulated amortization — favorable lease intangibles	(1,281)	(699)
Credit card and customer list intangibles	18,746	18,746
Accumulated amortization — credit card and customer list intangibles	(6,146)	(3,567)
Other intangibles	13,979	13,605
Accumulated amortization — other intangibles	(9,482)	(7,793)
Net amortizing intangible assets	$ 25,508	$ 30,027
Amortizing intangible liabilities:		
Unfavorable lease intangibles	$(33,606)	$(38,909)
Accumulated amortization — unfavorable lease intangibles	3,399	1,798
Net amortizing intangible liabilities	$(30,207)	$(37,111)

(13) Accrued Liabilities

Accrued liabilities are comprised of the following:

	February 2, 2008	February 3, 2007
	(Dollars in thousands)	
Salaries, wages and employee benefits	$ 34,141	$ 43,281
Accrued capital expenditures	21,401	11,069
Taxes, other than income	17,415	21,359
Rent	8,312	10,115
Sales returns allowance	7,412	7,328
Interest	6,714	4,066
Store closing reserves	6,504	9,574
Self insurance reserves	6,135	8,278
Advertising	3,245	3,755
Severance	180	15,427
Other	27,723	32,373
Accrued Liabilities	$139,182	$166,625

(14) Borrowings

Long-term debt and capital lease obligations consist of the following:

	February 2, 2008	February 3, 2007
	(Dollars in thousands)	
Credit facility term loan	$350,000	$350,000
Bond facility	—	125,000
Senior notes	325,000	200,000
Capital lease agreements through August 2020	29,361	38,342
State bond facility	17,780	21,000
	722,141	734,342
Less current installments	(4,481)	(4,594)
Long-term debt and capital lease obligations, excluding current installments	$717,660	$729,748

As of February 2, 2008, the annual maturities of long-term debt and capital lease obligations over the next five years are $4.5 million, $4.2 million, $3.2 million, $353.1 million, and $3.3 million, respectively. The Company made interest payments of $49.3 million, $45.1 million and $39.2 million, of which $1.9 million, $2.1 million and $2.5 million was capitalized into property and equipment during 2008, 2007 and 2006, respectively.

Under its credit facility, the Company may borrow up to $750.0 million. Through October 2009, under certain circumstances the credit facility may be increased to $850.0 million at the Company's request. The credit facility allows for up to $250.0 million of outstanding letters of credit. The credit facility charges interest based upon certain Company financial ratios and as of February 2, 2008 stands at LIBOR plus 87.5 basis points or prime (5.42% at February 2, 2008). The credit facility contains restrictive covenants including leverage and fixed charge coverage ratios. The Company had $11.9 million of standby letters of credit and a $350.0 million term loan outstanding under the credit facility at February 2, 2008. As of February 2, 2008, availability under the credit facility was $388.1 million.

On August 31, 2007, the Company entered into a $125.0 million ten-year fixed rate, 6.2%, senior note agreement due August 31, 2017 in order to refinance the $125.0 million ten-year variable rate bond facility due July 2008, which was prepaid in full on November 1, 2007. During fiscal year 2006, the Company also issued $200.0 million in senior notes that expire between July 2012 and July 2015. Of the outstanding balance, $120.0 million of the senior notes bear interest at a fixed rate between 5.05% and 5.31%, and the remaining $80.0 million have variable interest based on three-month LIBOR plus 80 basis points, or 5.18% at February 2, 2008. The senior notes have restrictive covenants that are similar to the Company's credit facility.

During fiscal year 2006, the Company entered into a $21.0 million, 20-year variable rate, 3.28% at February 2, 2008, state bond facility in connection with construction of a distribution center in Mississippi. The proceeds from the debt issuance were held in a trust account until the Company disbursed funds for the construction of the distribution center. At the end of fiscal year 2008, the Company had received $18.1 million for acquisition and construction costs and the remaining proceeds were repaid.

Because interest rates on certain debt agreements have variable interest rates, the Company has entered into interest rate swap agreements with financial institutions to manage the exposure to changes in interest rates. As of February 2, 2008, the Company has two interest rate swaps. A $125.0 million (receive variable, pay fixed rate 6.0%) notional amount swap, which expires in fiscal year 2009, that had previously been designated as a cash flow hedge against variability in future interest payments on the $125.0 million variable rate bond facility. On July 26, 2007, the $125.0 million notional amount swap was de-designated in accordance with SFAS No. 133 due to the Company's decision to prepay the underlying debt. This swap will be marked to market through gain (loss) on investments through its expiration date. A $80.0 million (receive variable rate, pay fixed rate 5.155%) notional amount swap, which expires in fiscal year 2013, has been designated as a cash flow hedge against variability in future interest rate payments on the $80.0 million Series C senior notes and is marked to market through accumulated other comprehensive income (loss).

The debt facilities place certain restrictions on mergers, consolidations, acquisitions, sales of assets, indebtedness, transactions with affiliates, leases, liens, investments, dividends and distributions, exchange and issuance of capital stock and guarantees, and require maintenance of minimum financial ratios. As of February 2, 2008, the Company was in compliance with all covenants and does not anticipate that complying with the covenants will affect the Company's liquidity in fiscal year 2009.

(15) Deferred Compensation and Other Noncurrent Liabilities

Deferred compensation and other noncurrent liabilities are comprised of the following:

	February 2, 2008	February 3, 2007
	(Dollars in thousands)	
Pension Liability	$ 59,123	$ 73,228
Deferred Compensation Plans	31,818	29,197
Deferred Gain on Sale/Leaseback	31,327	27,073
Unfavorable Lease Liability	28,318	34,524
Income Tax Reserves	27,421	9,977
Post-Retirement Benefits	24,411	26,049
Supplemental Executive Retirement Plans	23,028	21,340
Deferred Rent	20,825	15,128
Self-Insurance Reserves	10,097	12,118
Developer Incentive Liability	7,853	6,430
Other Noncurrent Liabilities	4,606	4,864
Deferred Compensation and Other Noncurrent Liabilities	$268,827	$259,928

(16) Leases

The Company leases certain of its stores, warehouse facilities and equipment. The majority of these leases will expire over the next 15 years. The leases usually contain renewal options and provide for payment by the lessee of real estate taxes and other expenses and, in certain instances, contingent rentals determined on the basis of a percentage of sales in excess of stipulated minimums. Assets under capital lease and accumulated amortization were $57.0 million and $34.0 million, respectively, at February 2, 2008 and are included in property and equipment, net.

Future minimum lease payments under non-cancelable leases, net of future minimum sublease rental income under non-cancelable subleases, as of February 2, 2008 were as follows:

Fiscal Year	Capital	Operating
	(Dollars in thousands)	
2009	$ 6,449	$ 71,383
2010	5,849	68,256
2011	4,647	62,091
2012	4,292	54,467
2013	4,268	49,010
After 2013	13,170	306,828
Total	38,675	612,035
Less sublease rental income	—	(22,367)
Net rentals	38,675	$589,668
Less imputed interest	(9,314)	
Present value of minimum lease payments	29,361	
Less current portion	(4,481)	
Noncurrent portion of the present value of minimum lease payments	$24,880	

Sublease rental income primarily relates to the portion of the Company's headquarters building located in Charlotte, NC that was sold and leased back by the Company during fiscal year 2008 and was subsequently subleased by the Company.

Net rental expense for all operating leases consists of the following:

	Fiscal Year Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
	(Dollars in thousands)		
Buildings:			
Minimum rentals	$75,098	$57,967	$40,972
Contingent rentals	4,665	5,978	4,205
Sublease rental income	(2,308)	(655)	(524)
Equipment	1,999	1,638	1,567
Total net rental expense	$79,454	$64,928	$46,220

(17) Income Taxes

Federal and state income tax expense was as follows:

	Fiscal Year Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
	(Dollars in thousands)		
Current:			
Federal	$29,469	$72,106	$52,867
State	2,078	5,671	4,189
	31,547	77,777	57,056
Deferred:			
Federal	14,365	18,007	18,017
State	(3,008)	1,416	1,427
	11,357	19,423	19,444
Income taxes	$42,904	$97,200	$76,500

A reconciliation between income taxes and income tax expense computed using the federal statutory income tax rate of 35% is as follows:

	February 2, 2008	February 3, 2007	January 28, 2006
	(Dollars in thousands)		
Income tax at the statutory federal rate	$48,525	$97,668	$74,744
State income taxes, net of federal income tax benefit	(839)	4,607	3,011
Increase in cash surrender value of officers' life insurance	(5,201)	(4,355)	(3,396)
Other	419	(720)	2,141
Income taxes	$42,904	$97,200	$76,500

Deferred taxes based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards consist of:

	February 2, 2008	February 3, 2007
	(Dollars in thousands)	
Deferred tax assets:		
Prepaid pension costs	$ 22,425	$ 27,510
Benefit plan costs	32,231	31,553
Restructuring and other reserves	15,312	30,480
Inventory capitalization	3,821	3,358
Tax carryovers	6,788	2,951
Interest rate swaps	3,219	1,822
Prepaid rent	7,805	5,662
Intangibles	13,187	14,447
Other	8,825	6,244
Gross deferred tax assets	113,613	124,027
Less valuation allowance	(233)	(233)
Net deferred tax assets	113,380	123,794
Deferred tax liabilities		
Property and equipment	62,691	84,782
Intangibles	7,537	7,844
Inventory	41,933	42,570
Investment securities	1,649	2,049
Goodwill	15,072	9,203
Other	6,595	5,201
Gross deferred tax liabilities	135,477	151,649
Net deferred tax liabilities	$ 22,097	$ 27,855

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the temporary differences becoming deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, taxable income in prior carryback year(s) if carryback is permitted under the tax law, and tax planning strategies in making this assessment. As a result, the Company has concluded that no additional valuation allowances were needed other than those previously established in prior years.

During fiscal year 2008 and fiscal year 2007 the Company recognized $2.9 million and $1.2 million, respectively, of excess tax benefits in connection with the issuance of stock compensation awards.

As of February 2, 2008, the Company has net operating loss carryforwards for federal and state income tax purposes, net of valuation allowances, of $0.6 million and $119.2 million, respectively. These carryforwards expire at various intervals through fiscal year 2027 but primarily in fiscal years 2011 and 2023, respectively. The Company also has state job credits of $1.9 million, which are available to offset future taxable income, if any. These credits expire between fiscal years 2016 and 2022. Some of the loss carryforwards are limited to an annual deduction of approximately $0.3 million under a provision of IRC Section 382. In addition, the Company has alternative minimum tax net operating loss carryforwards of $0.6 million, net of valuation allowances, which are available to reduce future alternative minimum taxable income at various intervals expiring through fiscal year 2011.

(18) Uncertain Tax Positions

The Company adopted FIN 48 on February 4, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This pronouncement also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of FIN 48, the Company recognized a decrease of $0.2 million in the liability for unrecognized tax benefits, which was accounted for as an increase to the February 4, 2007 balance of retained earnings. The implementation also resulted in the recognition of an additional $17.5 million in the liability for unrecognized tax benefits with an offset to deferred tax assets and liabilities.

As of February 2, 2008, the total gross unrecognized tax benefit was $23.7 million. Of this total, $6.9 million represents the amount of unrecognized tax benefits (net of the federal benefit on state issues) that, if recognized, would favorably affect the effective income tax rate in a future period. A reconciliation of the beginning and ending amount of total unrecognized tax benefits, is as follows:

	February 2, 2008
Balance, beginning of year	$23,754
Additions for tax positions from prior years	6,826
Reductions for tax positions from prior years	(4,408)
Additions for tax positions related to the current year	4,206
Lapse in statute of limitations	—
Settlement payments	(6,647)
Balance, end of year	$23,731

As part of its continuing practice, the Company has accrued interest related to unrecognized tax benefits in interest expense while accruing penalties related to unrecognized tax benefits in tax expense. Total accrued interest and penalties for unrecognized tax benefits (net of the federal benefit on state issues) as of February 2, 2008 were $4.1 million, of which $1.3 million was recognized during fiscal year 2008. Any prospective adjustments to the Company's gross unrecognized tax benefit will be recorded as an increase or decrease to interest expense and/or the provision for income taxes (for taxes and penalties) affecting the effective tax rate.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. The Company has concluded all U.S. federal income tax matters for tax years through 2004. All material state and local income tax matters have been concluded for tax years through 2002. During fiscal year 2008, federal income tax returns for tax years 2003 and 2004 were under examination. In connection with the Internal Revenue Service ("IRS") examination of the Company's 2003 and 2004 income tax returns, the IRS proposed adjustments to the Company's gain on sale of business property and sale leaseback of leasehold improvements tax positions. On June 29, 2007, the Company reached an agreement with the IRS and paid $6.7 million to settle the audited years. Overall, the settlement decreased the Company's reserves for uncertain tax positions by $7.8 million, of which $0.6 million was recorded as a decrease to interest expense, $0.5 million as a reduction to deferred tax assets and $6.7 million as a reduction to cash during the second quarter of fiscal year 2008. The Company made additional payments of $1.2 million relating to the effect of the IRS settlement on tax years 2003 and 2004 for state tax purposes. The additional payments did not impact the Company's effective tax rate for fiscal year 2008. The IRS has indicated that it will examine the Company's 2005 and 2006 tax year returns. The Company anticipates that this audit will commence within the next 12 months. The Company, at this time, does not expect a material change to its gross unrecognized tax benefit over the next 12 months.

The State of North Carolina is currently examining tax years 2002 through 2004. The Company has extended the statute of limitations through July 15, 2008 for the years ended 2002 and 2003 in conjunction with the North Carolina audit.

(19) Pension, SERP And Postretirement Benefits

The Company has a defined benefit pension plan, the Belk Pension Plan, which has been partially frozen and closed to new participants. Effective January 1, 2007, the Company offered participants remaining in the pension plan a one-time irrevocable election to freeze their defined benefits and begin participating in an enhanced 401(K) plan. The plan change resulted in a curtailment charge of $0.7 million during fiscal year 2007.

Effective January 1, 2006, the Company amended its defined benefit pension plan to close the plan to new participants on December 31, 2005 and freeze accruals as of January 1, 2006 for participants under age 40, participants with less than 5 years of vesting service and for certain officers. The plan change resulted in a curtailment charge of $7.5 million during fiscal year 2006.

The Company has a non-qualified defined benefit Supplemental Executive Retirement Plan, ("Old SERP"), which provides retirement and death benefits to certain qualified executives. Old SERP has been closed to new executives and has been replaced by the 2004 Supplemental Executive Retirement Plan ("2004 SERP"), a non-qualified defined contribution plan.

The Company also provides postretirement medical and life insurance benefits to certain retired full-time employees. The Company accounts for postretirement benefits by recognizing the cost of these benefits over an employee's estimated term of service with the Company, in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." In accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of SFAS No. 87, 88, 106, and 132(R)," the Company is reporting the current portion of liabilities separately from the long term portion.

The change in the projected benefit obligation, change in plan assets, funded status, amounts recognized and unrecognized, net periodic benefit cost and actuarial assumptions are as follows:

	Pension Benefits		Old SERP Benefits		Postretirement Benefits	
	February 2, 2008	February 3, 2007	February 2, 2008	February 3, 2007	February 2, 2008	February 3, 2007
	(Dollars in thousands)					
Change in projected benefit obligation:						
Benefit obligation at beginning of year	$410,106	$382,333	$ 12,322	$ 11,546	$ 28,836	$ 28,308
Service cost	3,509	3,585	186	133	167	158
Interest cost	23,132	21,545	708	656	1,674	1,598
Actuarial gains (losses)	(1,442)	25,024	196	1,445	(709)	1,531
Benefits paid	(25,015)	(22,381)	(1,432)	(1,458)	(2,820)	(2,759)
Benefit obligation at end of year	410,290	410,106	11,980	12,322	27,148	28,836
Change in plan assets:						
Fair value of plan assets at beginning of year	336,878	318,560	—	—	—	—
Actual return on plan assets	39,304	40,699	—	—	—	—
Contributions to plan	—	—	1,432	1,458	2,820	2,759
Benefits paid	(25,015)	(22,381)	(1,432)	(1,458)	(2,820)	(2,759)
Fair value of plan assets at end of year	351,167	336,878	—	—	—	—
Funded Status	(59,123)	(73,228)	(11,980)	(12,322)	(27,148)	(28,836)
Unrecognized net transition obligation	—	—	—	—	1,309	1,570
Unrecognized prior service costs	3,709	4,204	2	2	—	—
Unrecognized net loss	96,007	125,269	1,954	1,954	1,198	1,826
Net prepaid (accrued)	$ 40,593	$ 56,245	$(10,024)	$(10,366)	$(24,641)	$(25,440)

Actuarial gains and losses are generally amortized over the average remaining service life of the Company's active employees.

Amounts recognized in the consolidated balance sheets consist of the following:

	Pension Benefits		Old SERP Benefits		Postretirement Benefits	
	February 2, 2008	February 3, 2007	February 2, 2008	February 3, 2007	February 2, 2008	February 3, 2007
	(Dollars in thousands)					
Accrued liabilities	$ —	$ —	$ 1,089	$ 1,180	$ 2,737	$ 2,787
Deferred income tax assets	37,144	48,229	729	729	932	1,262
Deferred compensation and other noncurrent liabilities	59,123	73,228	10,891	11,141	24,411	26,049
Accumulated other comprehensive loss	(62,572)	(81,244)	(1,227)	(1,226)	(1,575)	(2,134)

	Pension Benefits		Old SERP Benefits		Postretirement Benefits	
	February 2, 2008	February 3, 2007	February 2, 2008	February 3, 2007	February 2, 2008	February 3, 2007
	(Dollars in thousands)					
Obligation and funded status at November 1, 2007 and 2006, respectively:						
Projected benefit obligation	$410,290	$410,106	$11,980	$12,322	$27,148	$28,836
Accumulated benefit obligation	410,290	410,106	11,132	11,127	N/A	N/A
Fair value of plan assets	351,167	336,878	—	—	—	—

Amounts recognized in accumulated other comprehensive loss consist of:

	Pension Benefits		Old SERP Benefits		Postretirement Benefits	
	February 2, 2008	February 3, 2007	February 2, 2008	February 3, 2007	February 2, 2008	February 3, 2007
	(Dollars in thousands)					
Net actuarial loss	$(60,245)	$(78,606)	$(1,226)	$(1,225)	$ (754)	$(1,148)
Prior service cost	(2,327)	(2,638)	(1)	(1)	—	—
Transition obligation	—	—	—	—	(821)	(986)
	$(62,572)	$(81,244)	$(1,227)	$(1,226)	$(1,575)	$(2,134)

Activity related to plan assets and benefit obligations recognized in accumulated other comprehensive loss are as follows:

	Pension Benefits		Old SERP Benefits		Postretirement Benefits	
	February 2, 2008	February 3, 2007	February 2, 2008	February 3, 2007	February 2, 2008	February 3, 2007
	(Dollars in thousands)					
Adjustment to minimum liability	$11,015	$ (5,733)	$(123)	$—	$291	$—
Service cost	—	2,250	—	—	—	—
Interest cost	—	13,519	—	—	—	—
Expected return on plan assets	—	(15,012)	—	—	—	—
Amortization of unrecognized items:						
Net transition obligation	—	—	—	—	164	—
Prior service cost	311	—	—	—	—	—
Net losses	7,346	7,540	122	—	104	—
	$18,672	$ 2,564	$ (1)	$—	$559	$—

Weighted average assumptions were:

	Pension Plan			Old SERP Plan			Postretirement Plan		
	February 2, 2008	February 3, 2007	January 28, 2006	February 2, 2008	February 3, 2007	January 28, 2006	February 2, 2008	February 3, 2007	January 28, 2006
Discount rates	6.125%	5.750%	5.750%	6.125%	5.750%	5.750%	6.125%	5.750%	5.750%
Rates of compensation increase	4.0	4.0	3.0	4.0	4.0	3.0	N/A	N/A	N/A
Return on plan assets	8.25	8.5	8.5	N/A	N/A	N/A	N/A	N/A	N/A

The Company developed the discount rate by matching the projected future cash flows of the plan to a modeled yield curve of over 500 Aa-graded, noncallable bonds. Based on this analysis, management selected a 6.125% discount rate, which represented the calculated yield curve rate plus 25 basis points. The pension plan's expected return assumption is based on the weighted average aggregate long-term expected returns of various actively managed asset classes corresponding to the plan's asset allocation.

SFAS No. 158 requires the Company to transition its measurement date to the end of fiscal year 2009 as compared to measurement dates of November 1 for previous fiscal years. This will result in a measurement period of fifteen months during fiscal year 2009, 3 months of which will be recorded as an adjustment to retained earnings.

The measurement date for the defined benefit pension plan, Old SERP and post retirement benefits is November 1. For measurement purposes, a 7.0% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for fiscal year 2008; the rate was assumed to decrease to 5.0% gradually over the next 3 years and remain at that level for fiscal years thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation as of February 2, 2008 by $0.6 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended February 2, 2008 by $0.1 million. Decreasing the assumed health care cost trend rates by one percentage point would decrease the accumulated postretirement benefit obligation as of February 2, 2008 by $0.5 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended February 2, 2008 by $0.1 million.

The Company maintains policies for investment of pension plan assets. The policies set forth a structure for managing assets, which includes various asset classes and investment management styles that, in the aggregate, are expected to produce a sufficient level of diversification and investment return over time and provide for the availability of funds for benefits as they become due. The policies also provide guidelines for each investment portfolio that control the level of risk assumed in the portfolio and ensure that assets are managed in accordance with stated objectives.

The asset allocation for the pension plan is as follows:

	Target Allocation	Percentage of Plan Assets at Measurement Date		
	January 31, 2009	February 2, 2008	February 3, 2007	January 28, 2006
Equity Securities	65 - 70%	65%	68%	69%
Fixed Income	30 - 35%	34%	31%	30%
Cash	0%	1%	1%	1%
Total	100%	100%	100%	100%

The Company expects to have the following benefit payments related to its pension, Old SERP and postretirement plans in the coming years:

Fiscal Year	Pension Plan	Old SERP Plan	Postretirement Plan
		(Dollars in thousands)	
2009	$ 24,523	$1,089	$ 2,820
2010	24,677	1,058	2,756
2011	24,922	1,027	2,698
2012	25,348	998	2,667
2013	25,936	969	2,635
2014 — 2018	140,830	6,276	12,390

The Company is not required to make a contribution to its defined benefit pension plan during fiscal year 2009 but continues to evaluate whether an optional payment would be in the Company's best interest. The Company expects to contribute $1.1 million and $2.8 million to its Old SERP and postretirement plan, respectively, in fiscal year 2009.

The components of net periodic benefit expense are as follows:

	Pension Plan			Old SERP Plan			Postretirement Plan		
	Fiscal Year Ended			Fiscal Year Ended			Fiscal Year Ended		
	February 2, 2008	February 3, 2007	January 28, 2006	February 2, 2008	February 3, 2007	January 28, 2006	February 2, 2008	February 3, 2007	January 28, 2006
				(Dollars in thousands)					
Service cost	$ 3,509	$ 3,585	$ 5,077	$ 186	$133	$124	$ 167	$ 158	$ 156
Interest cost	23,132	21,545	21,423	707	655	700	1,674	1,598	1,502
Expected return on assets	(23,191)	(23,924)	(25,198)	—	—	—	—	—	—
Amortization of unrecognized items:									
Net transition obligation	—	—	—	—	—	—	262	262	262
Prior service cost	495	576	1,362	1	2	13	—	—	—
Net losses (gains)	11,707	12,016	10,939	195	42	47	165	(73)	(425)
Annual benefit expense	$ 15,652	$ 13,798	$ 13,603	$1,089	$832	$884	$2,268	$1,945	$1,495
Curtailment (gain)/loss	—	690	7,459	—	—	—	—	—	—
Total expense	$ 15,652	$ 14,488	$ 21,062	$1,089	$832	$884	$2,268	$1,945	$1,495

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in fiscal year 2009 are as follows:

	Pension Benefits	Old SERP Plan	Postretirement Benefits
		(Dollars in thousands)	
Amortization of actuarial loss	$ 9,837	$217	$ 20
Amortization of prior service cost	495	1	—
Amortization of transition obligation	—	—	329
Total recognized from other comprehensive income	$10,332	$218	$349

(20) Other Employee Benefits

The Belk Employees' Health Care Plan provides medical and dental benefits to substantially all full-time employees. This Plan is "self-funded" for medical and dental benefits through a 501 (c) (9) Trust. The Group Life Insurance Plan and The Belk Employees Short Term Disability Insurance Plan provide insurance to substantially all full-time employees and are fully insured through contracts issued by insurance companies. Expense recognized by the Company under these plans amounted to $43.9 million, $44.0 million and $34.9 million in fiscal years 2008, 2007 and 2006, respectively.

The Belk 401(k) Savings Plan, a defined contribution plan, provides benefits for substantially all employees. The contributions to the plan are comprised of a matching contribution, generally 100% of the employees' contribution up to 6% of eligible compensation. A basic contribution is also given to certain employees resulting from a prior benefit formula, approximately 2% of eligible compensation, regardless of the employees' contributions. Effective January 1, 2006, the plan was amended to provide an additional matching benefit for all new associates and for those associates whose benefit was frozen under the pension plan. Generally, the matching contribution was increased from 50% to 100% of the employee's contribution, up to 6% of eligible compensation. The cost of the plan was $12.8 million, $11.3 million and $8.7 million in fiscal years 2008, 2007 and 2006, respectively.

The Company has a non-qualified 401(k) Restoration Plan for highly compensated employees, as defined by ERISA. The plan provides contributions to a participants' account ranging from 2% to 4.5% of eligible compensation to restore benefits limited in the qualified 401(k) plan. Participants can contribute up to 25% of eligible compensation. The cost of the plan in fiscal years 2008, 2007 and 2006 was $1.0 million, $1.3 million and $1.6 million, respectively.

The 2004 SERP, a non-qualified defined contribution retirement benefit plan for certain qualified executives, provides annual contributions ranging from 9% to 11% of eligible compensation to the participants' accounts, which earn 6.5% interest annually. The contribution and interest costs charged to operations were $2.4 million, $1.5 million and $1.7 million in fiscal years 2008, 2007 and 2006, respectively.

Certain eligible employees participate in a non-qualified Deferred Compensation Plan ("DCP"). Participants in the DCP have elected to defer a portion of their regular compensation subject to certain limitations prescribed by the DCP. The Company is required to pay interest on the employees' deferred compensation at various rates that have historically been between 7% and 15%. Interest cost related to the plan and charged to interest expense was $3.9 million, $4.2 million and $3.7 million in fiscal years 2008, 2007 and 2006, respectively.

Effective January 1, 2006, the Company established the Pension Restoration Plan, a non-qualified defined contribution plan. The plan provides benefits for certain officers, whose pension plan benefit accruals were frozen, that would have been otherwise grandfathered in their pension participation based on age and vesting. Accrued expense of $0.5 million, $0.6 million and $0.1 million was incurred for fiscal years 2008, 2007 and 2006, respectively, to provide benefits under this plan.

(21) Stock-Based Compensation

Under the Belk, Inc. 2000 Incentive Stock Plan (the "Incentive Plan"), the Company is authorized to award up to 2.8 million shares of common stock for various types of equity incentives to key executives of the Company.

The Company recognized compensation expense (income), net of tax, under the Incentive Plan of $(1.2) million, $6.0 million and $3.1 million for fiscal years 2008, 2007 and 2006, respectively.

Performance Based Stock Award Programs

The Company has a performance based stock award program (the "Long Term Incentive Plan" or "LTI Plan"), which the Company grants, under its Incentive Plan, stock awards to certain key executives. Shares awarded under the LTI Plan vary based on company results versus specified cumulative three-year performance targets and generally vest at the end of each three-year period.

LTI Plan compensation costs recorded under SFAS No. 123(R) are computed using the fair value stock price on the grant date based on a third-party valuation and the estimated expected attainment of performance goals. The Company issues new shares of common stock as the awards vest at the end of each three-year period. As of February 2, 2008, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the LTI Plan.

The Company modified the plan goals for the 28 participants of the LTI Plan that vested at the end of fiscal year 2007 to incorporate the impact on financial results of the acquisition of the Proffitt's, McRae's and Parisian stores. The plan change increased compensation cost for fiscal year 2007 by $1.8 million.

The weighted-average grant-date fair value of shares granted under the LTI Plans during fiscal years 2008, 2007 and 2006 was $30.81, $20.41 and $15.60, respectively. The total fair value of stock grants issued under the LTI Plans during fiscal years 2008, 2007 and 2006 was $11.2 million, $6.4 million and $3.9 million, respectively. The total fair value of stock grants vested under the LTI Plans during fiscal years 2008, 2007 and 2006 was $1.4 million, $9.6 million and $6.4 million, respectively.

Activity under the LTI Plan during the year ended February 2, 2008 is as follows:

	Shares	Weighted-Average Grant Date Fair Value per Share
	(In thousands)	
Nonvested at February 3, 2007	578	$18.30
Granted	256	30.81
Changes in Performance Estimates	(769)	22.49
Vested	(52)	17.14
Forfeited	(13)	23.78
Nonvested at February 2, 2008	—	—

The Company implemented performance-based stock award programs (the "Executive Transition Incentive Plans" or the "ETI Plans") in connection with the acquisition and integration of the Proffitt's and McRae's stores (the "PM Plan") and Parisian stores (the "Parisian Plan") in fiscal years 2006 and 2007, respectively. Shares awarded under the ETI Plans vary based upon Company results versus specified performance targets. Shares awarded in the PM Plan vested at the end of each of two one-year performance periods ended August 4, 2007 and July 29, 2006. Shares awarded in the Parisian Plan vested at the end of a 16 month period, ending February 2, 2008. In addition, during fiscal year 2008, the Company made a discretionary award of approximately 50% of the total award to the participants in the Parisian Plan. The award resulted in compensation cost for fiscal year 2008 of $0.5 million.

ETI Plans compensation costs recorded under SFAS No. 123(R) are computed using the fair value stock price on the grant date based on a third-party valuation and the estimated expected attainment of performance goals. The Company issues new shares of common stock as the awards vest at the end of each performance period. At February 2, 2008, all shares under the ETI Plans have vested.

The Company modified the plan goals for 23 of the participants of the PM Plan for the performance period that ended on August 4, 2007 to incorporate the impact on financial results of the acquisition of the Parisian stores. The plan change increased compensation cost for fiscal year 2007 by $0.6 million.

The weighted-average grant-date fair values for shares granted under the ETI Plans were $27.15, $26.40 and $17.00 for fiscal years 2008, 2007 and 2006, respectively. The total fair value of stock grants vested and issued under the ETI Plans during fiscal years 2008 and 2007 was $4.5 and $2.1 million, respectively. The total fair value of stock grants vested under the ETI Plans during fiscal years 2008 and 2007 was $5.0 million and $2.1 million, respectively.

Activity under the ETI Plans during the year ended February 2, 2008 is as follows:

	Shares	Weighted-Average Grant Date Fair Value per Share
	(In thousands)	
Nonvested at February 3, 2007	172	$21.20
Granted	38	27.15
Changes in Performance Estimates	(43)	27.02
Vested	(162)	21.02
Forfeited	(5)	26.40
Nonvested at February 2, 2008	—	—

In fiscal year 2007, the Company established a five-year performance-based incentive stock plan for the Chief Financial Officer (the "CFO Incentive Plan"). Up to 11,765 shares are awarded under the plan at the end of each fiscal year if an annual performance goal is met. Performance goals are established annually for each of the five one-year performance periods, which results in five separate grant dates. The participant has the option to receive 30% of the award in cash (liability portion) at the end of each of the five one-year periods. The annual cash award is based on the number of shares earned during the annual period times the fair market value of the Company's stock as of the fiscal year end. The amounts under the liability portion of the award vest ratably at the end of each fiscal year. The remaining 70% of the award (equity portion) is granted in the Company's stock. Shares granted under the equity portion vest at the end of the five-year period. The award also includes a cumulative five-year look-back feature whereby previously unearned one-year awards can be earned based on cumulative performance. The shares that were awarded based on the fiscal years 2008 and 2007 performance goal had a grant date fair value of $31 and $19 per share, respectively. The CFO Incentive Plan did not result in any compensation cost in fiscal year 2008 and $0.2 million in fiscal year 2007. Future compensation cost will be determined based on future grant date fair values and attainment of the performance goals.

Key Executive Share Grant Program

The Company had an incentive stock plan aimed at retaining certain key executives (the "Key Executive Share Grant Program"). Shares granted under the Key Executive Share Grant Program vested incrementally over a three-year term ending July 31, 2005 and were issued at the end of each 12 month vesting period. No monetary consideration was paid by employees who received incentive stock awards.

Key Executive Share Grant Program compensation costs recorded under SFAS No. 123(R) were computed using the fair value stock price on the grant date based on a third-party valuation. The Company issued new shares of common stock as the awards incrementally vested.

The weighted-average grant-date fair value for shares granted under the Key Executive Share Grant Program was $8.00 for fiscal year 2006. The total fair value of stock grants vested and issued under the Key Executive Share Grant Program during fiscal year 2006 was $4.5 million.

(22) Fair Value of Financial Instruments

Carrying values approximate fair values for financial instruments that are short-term in nature, such as cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, notes payable and lines of credit. The fair values of other financial instruments are as follows:

	February 2, 2008		February 3, 2007	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(Dollars in thousands)			
Long-term debt (excluding capitalized leases)	$692,780	$682,714	$696,000	$690,416
Interest rate swap liability	8,282	8,282	1,435	1,435
Investment securities	4,299	4,299	5,317	5,317

The fair value of the Company's fixed rate long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities. The carrying value of the Company's variable rate long-term debt approximates its fair value. The fair value of interest rate swap agreements is the estimated amount that the Company would pay or receive to terminate the swap agreement, taking into account the current credit worthiness of the swap counterparties. The fair value of investment securities is primarily based on quoted market prices.

(23) Purchase Obligations

Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Agreements that are cancelable without penalty have been excluded. Purchase obligations relate primarily to purchases of property and equipment, information technology contracts, maintenance agreements and advertising contracts.

The annual due dates of purchase obligations as of February 2, 2008 are $111.8 million due within one year, $60.5 million due within two to three years, $29.4 million due within four to five years, and $6.9 million due after five years.

(24) Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. The diluted EPS calculation includes the effect of contingently issuable stock-based compensation awards with performance vesting conditions as being outstanding at the beginning of the period in which all vesting conditions are met. The reconciliation of basic and diluted shares for fiscal years 2008 and 2007 is as follows:

	February 2, 2008	February 3, 2007
Basic Shares	49,749,689	50,594,523
Dilutive contingently-issuable vested share awards	34,946	64,554
Diluted Shares	49,784,635	50,659,077

(25) Stockholders' Equity

Authorized capital stock of Belk, Inc. includes 200 million shares of Class A common stock, 200 million shares of Class B common stock and 20 million shares of preferred stock, all with par value of $.01 per share. At February 2, 2008, there were 47,839,626 shares of Class A common stock outstanding, 1,729,529 shares of Class B common stock outstanding, and no shares of preferred stock outstanding.

Class A shares are convertible into Class B shares on a 1 for 1 basis, in whole or in part, at any time at the option of the holder. Class A and Class B shares are identical in all respects, with the exception that Class A stockholders are entitled to 10 votes per share and Class B stockholders are entitled to one vote per share. There are restrictions on transfers of Class A shares to any person other than a Class A permitted holder. Each Class A share transferred to a non-Class A permitted holder automatically converts into one share of Class B.

On April 2, 2008, the Company declared a regular dividend of $0.40 per share on 47,839,376 shares of Class A and 1,774,474 shares of Class B common stock outstanding on that date. On April 4, 2007, the Company declared a regular dividend of $0.40 per share on 48,327,819 shares of Class A and 1,915,733 shares of Class B common stock outstanding on that date.

On April 2, 2008, the Company's Board of Directors approved a self-tender offer to purchase up to 250,000 shares of its Class A common stock and up to 750,000 shares of its Class B common stock at a price of $25.60 per share, to be paid in cash. The tender offer is expected to commence on or about April 23, 2008.

On May 23, 2007, the Company accepted for purchase in its self-tender offer 472,843 shares of outstanding Class A and 308,641 shares of outstanding Class B common stock for $24.2 million. The self-tender offer was authorized by the Board of Directors on April 4, 2007 and was initiated on April 25, 2007.

On May 18, 2006, the Company completed the self-tender offer authorized by the Board of Directors on March 29, 2006 and repurchased 1,468,733 shares of outstanding Class A and 589,024 shares of outstanding Class B common stock for $39.1 million.

(26) Related Party Transactions

In October 2001, the Company extended loans to Mr. Thomas M. Belk, Jr., Mr. H.W. McKay Belk and Mr. John R. Belk in the principal amounts of $2.5 million, $2.5 million and $2.0 million, respectively. In February 2002, the loan to Mr. John R. Belk was increased to $2.5 million. The loans were being repaid to the Company in equal annual installments of $0.5 million each plus interest in cash or stock over a five-year period that began January 3, 2003. The loans bore interest at LIBOR plus 1.5%. The Company received the last payment, including principal and interest, from the three executives on January 3, 2007. The Sarbanes-Oxley Act of 2002 prohibits extensions of credit to executive officers and directors and the "material modification" of any term of a loan that was extended before July 30, 2002. The Company entered into these loans in October 2001 and February 2002, before the Sarbanes-Oxley Act of 2002 was enacted. Since that time, the Company has not made any new extensions of credit to executive officers or directors nor materially modified the terms of any existing loans.

On August 31, 2006, the Company sold approximately 187 acres of land in Lancaster County, South Carolina to John M. Belk via JMB Land Company, LLC for $4.1 million that resulted in a gain on sale of investments of $4.1 million.

(27) Change in Accounting Principle

The Company adopted FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47") on January 28, 2006 and determined that there is a regulatory obligation to abate asbestos when it is disturbed, usually from construction activities during remodeling, expansion or closure. In connection with the adoption of FIN 47, the Company evaluated its exposure at stores scheduled to have such activities and recorded an asset retirement obligation of $0.3 million as of January 28, 2006. The after-tax cumulative-effect adjustment recorded in fiscal year 2006 was an expense of $0.2 million.

(28) Selected Quarterly Financial Data (unaudited)

The following table summarizes the Company's unaudited quarterly results of operations for fiscal years 2008 and 2007:

	Three Months Ended			
	February 2, 2008	November 3, 2007	August 4, 2007	May 5, 2007
	(In thousands, except per share amounts)			
Revenues	$1,232,377	$808,338	$879,604	$904,484
Gross profit(1)	397,465	236,779	261,776	291,895
Net income	85,669	(6,925)	7,495	9,501
Basic income per share	1.73	(0.14)	0.15	0.19
Diluted income per share	1.73	(0.14)	0.15	0.19

	Three Months Ended			
	February 3, 2007	October 28, 2006	July 29, 2006	April 29, 2006
	(In thousands, except per share amounts)			
Revenues	$1,405,995	$794,277	$731,972	$752,525
Gross profit(1)	482,522	258,972	244,410	247,694
Net income	113,015	23,056	26,308	19,471
Basic income per share	2.26	0.46	0.52	0.38
Diluted income per share	2.25	0.46	0.52	0.38

(1) Gross profit represents revenues less cost of goods sold (including occupancy, distribution and buying expenses)

Per share amounts are computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of changes in average quarterly shares outstanding.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Belk, Inc.:

We have audited the accompanying consolidated balance sheets of Belk, Inc. and subsidiaries as of February 2, 2008 and February 3, 2007, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended February 2, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Belk, Inc. and subsidiaries as of February 2, 2008 and February 3, 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended February 2, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 18 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board's Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," as of February 4, 2007.

As discussed in Note 19 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" as of February 3, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Belk, Inc. and subsidiaries' internal control over financial reporting as of February 2, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 17, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Charlotte, North Carolina
April 17, 2008

THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS

Certain statements made in this report, and other written or oral statements made by or on behalf of the Company, may constitute "forward-looking statements" within the meaning of the federal securities laws. Statements regarding future events and developments and the Company's future performance, as well as our expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. You can identify these forward-looking statements through our use of words such as "may," "will," "intend," "project," "expect," "anticipate," "believe," "estimate," "continue" or other similar words.

Forward-looking statements include information concerning possible or assumed future results from merchandising, marketing and advertising in our stores and through the Internet, our ability to be competitive in the retail industry, our ability to execute profitability and efficiency strategies, our ability to execute our growth strategies, anticipated benefits from the opening of new distribution facilities, the expected benefit of our new systems and technology, and the anticipated benefits from our acquisitions and the launch of our expanded and redesigned website. These forward-looking statements are subject to certain risks and uncertainties that may cause our actual results to differ significantly from the results we discuss in such forward-looking statements. We believe that these forward-looking statements are reasonable. However, you should not place undue reliance on such statements.

Risks and uncertainties that might cause our results to differ from those we project in our forward-looking statements include, but are not limited to:

- General economic, political and business conditions, nationally and in our market areas, including rates of economic growth, interest rates, inflation or deflation, consumer credit availability, levels of consumer debt and bankruptcies, tax rates and policy, unemployment trends, potential acts of terrorism and threats of such acts and other matters that influence consumer confidence and spending;
- Our ability to anticipate the demands of our customers for a wide variety of merchandise and services, including our predictions about the merchandise mix, quality, style, service, convenience and credit availability of our customers;
- Unseasonable and extreme weather conditions in our market areas;
- Seasonal fluctuations in quarterly net income due to the significant portion of our revenues generated during the holiday season in the fourth fiscal quarter and the significant amount of inventory we carry during that time;
- Competition from other department and specialty stores and other retailers, including luxury goods retailers, general merchandise stores, Internet retailers, mail order retailers and off-price and discount stores, in the areas of price, merchandise mix, quality, style, service, convenience, credit availability and advertising;
- Our ability to effectively use advertising, marketing and promotional campaigns to generate high customer traffic in our stores;
- Our ability to find qualified vendors from which to source our merchandise and our ability to access products in a timely and efficient manner from a wide variety of domestic and international vendors;
- The income we receive from, and the timing of receipt of, payments from GE, the operator of our private label credit card business, which depends upon the amount of purchases made through the proprietary credit cards, the level of finance charge income generated from the credit card portfolio, the number of new accounts generated, changes in customers' credit card use, and GE's ability to extend credit to our customers;
- Our ability to correctly anticipate the appropriate levels of inventories during the year;
- Our ability to manage our expense structure;
- Our ability to realize the planned efficiencies from our acquisitions and effectively integrate and operate the acquired stores and businesses, including our fiscal year 2006 acquisition of Proffitt's and McRae's stores,

our fiscal year 2007 acquisition of Parisian stores and our fiscal year 2007 acquisition of the assets of Migerobe and commencement of our new fine jewelry business;

- Our ability to continue to increase our number of stores, including the availability of existing retail stores or store sites on acceptable terms and our ability to successfully execute the Company's retailing concept in new markets and geographic regions;
- The efficient and effective operation of our distribution network and information systems to manage sales, distribution, merchandise planning and allocation functions;
- Our ability to expand our eCommerce business through the development and launch of an updated and redesigned belk.com website, including our ability to meet the systems challenges of expanding and redesigning the website and our ability to efficiently operate a new eCommerce fulfillment facility; and
- Our ability to comply with debt covenants which could adversely affect our capital resources, financial condition and liquidity.

For a detailed description of the risks and uncertainties that might cause our results to differ from those we project in our forward-looking statements, we refer you to the section captioned "Risk Factors" in our annual report on Form 10-K for the fiscal year ended February 2, 2008 that we filed with the SEC on April 17, 2008. Our other filings with the SEC may contain additional information concerning the risks and uncertainties listed above, and other factors you may wish to consider. Upon request, we will provide copies of these filings to you free of charge.

Our forward-looking statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, even if future events or new information may impact the validity of such statements.

Stockholder Information

Corporate Headquarters
Belk, Inc.
2801 West Tyvola Road
Charlotte, North Carolina 28217
Telephone: (704) 357-1000

Auditors
KPMG LLP
2800 Two First Union Center
Charlotte, North Carolina 28282
Telephone: (704) 335-5300

Transfer Agent
Belk Stores Services, Inc.
Telephone: (704) 357-1000

General Counsel
Ralph A. Pitts
2801 West Tyvola Road
Charlotte, North Carolina 28217
Telephone: (704) 357-1000

Additional Information
Analysts, investors and others seeking financial data, as well as news media representatives and other persons seeking general information about the Company, should contact Ralph A. Pitts at the address and telephone number set forth above.

Annual Report on Form 10-K
Copies of the Company's annual report on Form 10-K filed with the SEC will be furnished without charge to stockholders upon written request to Ralph A. Pitts at the address set forth above.

Annual Meeting
The Company will hold its Annual Stockholders Meeting at 11:00 a.m., local time, on May 28, 2008, at the Renaissance Suites Hotel, 2800 Coliseum Centre Drive, Charlotte, North Carolina.

Quarterly Stock Price Information and Stockholders of Record
In fiscal year 2008, there was no established trading market for either the Class A Common Stock or the Class B Common Stock. There were limited and sporadic quotations of bid and ask prices for the Class A Common Stock and the Class B Common Stock in the Pink Sheets and on the OTC Bulletin Board under the symbols "BLKIA" and "BLKIB," respectively. As of April 11, 2008, Belk, Inc. had approximately 560 stockholders of record of 47,839,376 shares of Class A Common Stock outstanding and 391 stockholders of record of 1,774,474 shares of Class B Common Stock outstanding.

Dividends
On April 2, 2008, the Company declared a regular dividend of $0.40 on each outstanding share of the Class A and Class B Common Stock. The amount of dividends paid with respect to fiscal year 2009 and each subsequent year will be determined at the sole discretion of the Board of Directors based upon the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.

Belk.

2801 W. Tyvola Road
Charlotte, NC 28217-4500
www.belk.com
704.357.1000

END